Exhibit 99.1

SECOND QUARTER REPORT 2013

Barrick Reports Second Quarter 2013 Results

¡	$8.7 billion in after-tax impairment charges, largely driven by recent declines in metal prices
¡	Strong operating results from gold and copper mines; 2013 production guidance maintained, cost guidance for both gold and copper lowered
¡	Reduced 2013 budgeted capital and costs by about $1.5 billion during the second quarter and by about $2.0 billion in H1 2013
¡	2013 capital guidance reduced to $4.5-$5.0 billion from $5.7-$6.3 billion; cost of sales guidance reduced to $7.2-$7.8 billion from $7.9-$8.4 billion
¡	Lowered quarterly dividend to $0.05 per share

TORONTO, August 1, 2013 - Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (Barrick or the “company”) today reported a second quarter net loss of $8.56 billion ($8.55 per share), reflecting $8.7 billion in after-tax impairment charges largely driven by significant decreases in long-term metal price assumptions following the sharp declines in spot prices in the second quarter. The total charge is comprised of: $5.1 billion for the Pascua-Lama project, $2.3 billion in goodwill impairments and $1.3 billion in other asset impairment charges.

Second quarter financial highlights include:

¡	Adjusted net earnings of $663 million ($0.66 per share)[1]
¡	Operating cash flow of $896 million
¡	Adjusted operating cash flow of $804 million[1]

SECOND QUARTER 2013 OPERATING HIGHLIGHTS AND FULL YEAR 2013 GUIDANCE

Gold	Q2 2013	Current Guidance	Original Guidance
Production (000s of ounces)	1,811	7,000-7,400	7,000-7,400
All-in sustaining costs ($ per ounce)[1]	919	900-975	1,000-1,100
Adjusted operating costs ($ per ounce)[1]	552	575-615	610-660
Copper
Production (millions of pounds)	134	500-540	480-540
C1 cash costs ($ per pound)[1]	1.75	1.95-2.15	2.10-2.30
C3 fully allocated costs ($ per pound)[1]	2.27	2.50-2.75	2.60-2.85

  “We are pleased with our second quarter operating performance and our improved 2013 guidance. These results reflect the high quality of Barrick’s portfolio of assets and our increasingly effective efforts at controlling costs. We are disappointed with the impairment charges for Pascua-Lama and other assets but are confident that these assets, some with mine lives in excess of 25 years, will generate substantially more economic benefits over time,” said Jamie Sokalsky, Barrick’s President and CEO.

[1]

Adjusted net earnings, adjusted net earnings per share, adjusted operating cash flow, all-in sustaining costs per ounce, adjusted operating costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound are non-GAAP financial performance measures with no standardized definition under IFRS. The World Gold Council’s adjusted operating cost measure was previously described as total cash costs. See pages 45-48 of Barrick’s Second Quarter 2013 Report.

Financial results are based on IFRS and expressed in US dollars. For a full explanation of results, the Financial Statements and Management Discussion & Analysis, please see the company’s website, www.barrick.com.

BARRICK SECOND QUARTER 2013	1	PRESS RELEASE

  “Over the past year, we have taken and are continuing to take a series of steps to reduce costs as part of our disciplined capital allocation framework, which allowed us to respond quickly to the new metal price environment. We have reduced 2013 budgeted capital and costs by about $2.0 billion which has offset the cash flow impact of the drop in gold and copper prices that has occurred this year. We have reduced all-in sustaining cost guidance by about $100 per ounce this year from levels which are the lowest of our peers. The bulk of our expected 2013 gold production is at all-in sustaining costs well below current spot levels, and for those operations that are not generating positive cash flow, we will change mine plans, suspend, close or divest them.

  “We have sold Barrick Energy and are well advanced in a process to divest certain Australian assets as part of our portfolio optimization strategy. We are progressing the Pascua-Lama project by extending the overall construction schedule over a longer period, which substantially alleviates near-term capital spend, and we are also working to meet regulatory requirements. We also termed out $3.0 billion of debt at attractive rates to reduce near-term maturities. And finally, in light of the current environment, we have also made a decision to lower the quarterly dividend to improve liquidity. We recognize the importance of dividends to our shareholders, and it is our goal to return more capital to investors in the future, but at this time, this is the prudent course of action.”

POSITIONING BARRICK IN A LOWER METAL PRICE ENVIRONMENT

High Quality Asset Base and Aggressive Cost Reductions Provide Operational Flexibility

Barrick’s strategy prioritizes shareholder value creation by focusing on maximizing risk-adjusted rates of return and free cash flow based on the principle that returns will drive production, production will not drive returns. In today’s environment, Barrick has no plans to build new mines.

  As part of our increased focus on disciplined capital allocation adopted a year ago, we have reduced costs and improved cash flow, initially cutting or deferring about $4.0 billion of previously budgeted capital expenditures over a four year period, shelving certain major projects and launching a portfolio optimization process.

  Barrick’s comprehensive cost reductions and high quality asset base provide the company with significant operational flexibility. Its superior group of five key mines – Cortez, Goldstrike, Pueblo Viejo, Veladero and Lagunas Norte – are expected to generate some 60 percent of 2013 production at average all-in sustaining costs (AISC) of $650-$700 per ounce. An additional seven mines have AISC below $1,000 per ounce, bringing the total amount of expected 2013 production with costs below this level to about 75 percent.

Developing Plans to Maximize Cash Flow

For the remaining operations with expected 2013 AISC above $1,000 per ounce, we will either change mine plans, suspend, close or divest these assets to improve cash flow. Actions currently being considered as part of an ongoing process include:

¡	Bald Mountain (US) - mine plan changes to reduce the number of pits and focus on the most profitable ounces, while retaining the option to access other ore in the future
¡	Round Mountain and Marigold (US) - working with our joint venture partners to optimize mine plans
¡	Hemlo (Canada) - defer the open pit expansion and optimize the underground mine plan
¡	Porgera (Papua New Guinea) - evaluate mine plan changes and explore other alternatives
¡	Plutonic, Yilgarn South (Australia) - optimize the mine plans and/or divest
¡	African Barrick Gold (ABG) (Tanzania) - finalizing a detailed operational review to aggressively optimize mine plans and improve operations
¡	Pierina (Peru) - assessing closure options

  Under the direction of the new leadership appointed last year, a turnaround team of functional experts and site management have been working to improve operations and reduce costs at the Lumwana copper mine. Lumwana delivered a substantially improved performance this quarter. We have made changes to the mine plan to decrease costs and maximize cash flow. The changes include a reduction to waste stripping as a result of mine

BARRICK SECOND QUARTER 2013	2	PRESS RELEASE

re-sequencing and significant labor reductions, including termination of a major mining contractor. A number of further business improvement initiatives continue to be implemented at site to enhance the productivity of the core mining fleet and build upon the cost reductions achieved so far. We continue to see positive results from these actions, and the improvements at Lumwana have allowed us to significantly improve 2013 copper cost guidance.

Long-Term Production Targets Will Be Aligned with Portfolio Optimization and Mine Planning Changes

We are developing mine plans to maximize cash flows at every mine. The outcome of this process could have an impact on our year-end 2013 proven and probable reserves and expected future production levels; however, where possible, we will maintain the option to access the metal in the future. As a result of the schedule delay at Pascua-Lama, expected mine plan changes to maximize cash flow and the likelihood of further asset divestitures, we are no longer targeting eight million ounces of gold production in 2016.

2013 Guidance Improvements Reflect Ongoing Cost Reductions Totalling $2.0 Billion in First Half

Total reductions to budgeted capital and costs for 2013 of about $2.0 billion have offset the cash flow impact of the declines in metal prices that have occurred this year. During the first quarter of 2013, Barrick reduced budgeted 2013 capital and costs by approximately $500 million and lowered 2013 cost guidance for total capex and exploration. In the second quarter, the company has accelerated actions to improve cash flow. Operating cost reductions also reflect the softening of input costs such as steel and tires, as well as the weakening Australian dollar, and we continue to evaluate additional ways to reduce costs.

  As a result of the strong measures taken in the second quarter alone, reductions to budgeted 2013 capital expenditures and costs include approximately:

¡	$600 million in operating costs;
¡	$200 million in sustaining, development and mine expansion capital;
¡	$600 million in project capital, primarily related to Pascua-Lama; and,
¡	$50 million in exploration and evaluation expenditures.

  In addition, the company has reduced its corporate office staff by approximately 30 percent and made other significant job reductions at regional locations. As part of the ongoing company-wide overhead and operational review initiated in the first quarter, Barrick is also evaluating further changes and cost reductions to make the organization more efficient by simplifying the management structure and placing a greater emphasis on clearly defined responsibilities and accountabilities.

FINANCIAL RESULTS DISCUSSION

The second quarter net loss and adjusted net earnings of $8.56 billion ($8.55 per share) and $663 million ($0.66 per share), respectively, compare to net earnings and adjusted net earnings of $787 million ($0.79 per share) and $821 million ($0.82 per share), respectively, in the same prior year period. The net loss reflects after-tax impairment charges of $8.7 billion and a $0.5 billion loss on the sale of Barrick Energy.

  The fair values in the impairment assessment were calculated as at June 30 assuming metal prices that were influenced by only recent spot price declines, yet which are then applied and held constant over mine lives that in some instances are in excess of 25 years. As a result of these significant price declines, we have revised our gold, copper and silver price assumptions utilized for impairment testing to $1,300 per ounce, $3.25 per pound and $23 per ounce, respectively. We are confident our assets will generate substantially more economic benefits over time for our shareholders than these current valuation levels imply. Although Barrick does not rely on higher prices to drive its business plans, we remain positive on long term price fundamentals for these metals. With higher prices

BARRICK SECOND QUARTER 2013	3	PRESS RELEASE

in the future, we would reassess the fair value of our high quality, long-life assets such as Pascua-Lama, and could potentially reverse some of the impairment charges recorded.

Significant adjusting items (net of tax and non-controlling interest effects) for the quarter include:

¡	$5.1 billion in asset impairment charges against the carrying value of the Pascua-Lama project;
¡	$2.3 billion in goodwill impairments to the Global Copper, Australia Pacific, Capital Projects and ABG segments;
¡	$1.3 billion in other asset impairment charges, including $423 million for Buzwagi, $401 million for Jabal Sayid and $107 million for Kanowna; and,
¡	$0.5 billion loss related to the sale of Barrick Energy.

  Second quarter 2013 operating cash flow of $896 million compares to $919 million in the second quarter of 2012. Adjusted operating cash flow of $804 million removes the impact of the settlement of foreign currency and commodity derivative contracts and non-recurring tax payments, and compares to $919 million in the same prior year period. Realized gold and copper prices for the quarter were $1,411 per ounce and $3.28 per pound, respectively, both in line with the spot averages.

LIQUIDITY AND FINANCIAL FLEXIBILITY

At June 30, Barrick had cash and equivalents of $2.4 billion and $4.0 billion available under its five-year credit facility. The company generated strong operating cash flow of $2.0 billion in the first half of 2013 and is on track to meet 2013 production guidance at costs well below original guidance. Barrick’s consolidated tangible net worth at June 30 was $6.3 billion. In addition to the reductions to budgeted 2013 capital and costs, Barrick further strengthened its liquidity in the second quarter by terming out $3.0 billion in debt at attractive interest rates to reduce near-term maturities. The company has approximately only $1.8 billion of cumulative debt maturing through to the end of 2015.

  Subsequent to the second quarter, the company divested Barrick Energy for total consideration of $442 million, including cash of $394 million plus a royalty on certain assets valued at $48 million. The proceeds will be recorded in the third quarter of 2013. In addition, a process to divest certain Australian assets is well advanced, and the company continues to actively pursue other portfolio optimization opportunities, including the divestiture of other non-core assets. The company’s Board of Directors has reduced the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity. The dividend is payable on September 16, 2013 to shareholders of record at the close of business on August 30, 20132.

OPERATING RESULTS DISCUSSION

Second quarter 2013 gold production was 1.81 million ounces, benefiting from strong performances at Cortez, Veladero and Lagunas Norte. In June 2013, the World Gold Council (WGC) finalized its definition of adjusted operating costs (previously called total cash costs), all-in sustaining costs and all-in costs. Barrick has revised its disclosure to align with these definitions and is voluntarily adopting the all-in cost measure. The manner in which the adjusted operating cost measure is calculated has not been changed from the total cash cost measure. The revised AISC measure is similar to our prior measure with the exception of the classification of sustaining capital; certain capital expenditures which had previously not been reported as sustaining capital are now included in this category. The all-in cost measure starts with AISC and adds non-sustaining capital expenditures at new operations and existing operations which will significantly increase production. For Barrick this consists primarily of capital for the Pascua-Lama and Goldstrike thiosulphate projects. For the second

2 The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2013	4	PRESS RELEASE

quarter, Barrick’s adjusted operating costs, AISC and all-in costs were $552 per ounce, $919 per ounce and $1,276 per ounce3, respectively.

North America Regional Business Unit

North America produced 0.93 million ounces at AISC of $797 per ounce, ahead of expectations. Barrick’s 60 percent share of production from the Pueblo Viejo mine was 0.12 million ounces at AISC of $635 per ounce. Production at Pueblo Viejo increased from the first quarter of 2013 primarily due to higher tons processed as the mine ramps up to full capacity, expected in the second half of this year. The new 215 megawatt power plant is expected to be commissioned on schedule in the third quarter. Barrick’s share of 2013 production from Pueblo Viejo is anticipated to be 500,000-600,000 ounces at AISC of $525-$575 per ounce. During the quarter, Pueblo Viejo Dominicana Corporation reached an agreement in principle with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement (SLA). Discussions to finalize a Definitive Agreement continue, but to date the parties have not concluded an agreement. The proposed amendments will require the approval of the Boards of Directors of Barrick and Goldcorp, the project lenders, and the Congress of the Dominican Republic. The SLA will remain in effect according to its present terms unless and until the Definitive Agreement is executed and approved. The Government has reaffirmed its support for this world class mine.

  The Cortez mine delivered a strong performance, producing 0.42 million ounces at AISC of $376 per ounce on higher grade oxide ore. Goldstrike produced 0.19 million ounces at AISC of $1,226 per ounce, reflecting processing of lower grade ore at the autoclave facility, which is currently undergoing modifications to enable about 3.5 million ounces to be brought forward in the mine plan through the thiosulphate project. The project is on track to enter production in the third quarter of 2014 and contribute average annual production of 350,000-400,000 ounces over its first full five years of operation. We expect production to increase and AISC to significantly decrease at Goldstrike in the second half of 2013.

  We continue to expect full year production to be in the range of 3.55-3.70 million ounces and now expect AISC to be in the range of $750-$800 per ounce, lower than our previous range of $820-$870 per ounce.

South America Regional Business Unit

South America produced 0.30 million ounces at better than expected AISC of $821 per ounce. The Veladero mine had a strong quarter, contributing 0.14 million ounces at AISC of $768 per ounce on higher silver recoveries. Lagunas Norte produced 0.13 million ounces at AISC of $663 per ounce, reflecting positive grade reconciliations and a build-up of ounces placed on the leach pad. The new carbon-in-column plant at Lagunas Norte, which is designed to de-bottleneck ore feed from the expanded leach pad to the Merrill Crowe plant, is on track to start up in Q4.

  We continue to expect full year production to be in the range of 1.25-1.35 million ounces and AISC to be in the range of $875-$925 per ounce.

Australia Pacific Regional Business Unit

Australia Pacific produced 0.47 million ounces at AISC of $1,033 per ounce. Porgera, the region’s largest mine, contributed 0.12 million ounces at AISC of $1,306 per ounce.

  We continue to expect full year production to be in the range of 1.70-1.85 million ounces and now expect AISC to be in the range of $1,100-$1,200 per ounce, lower than our previous range of $1,200-$1,300 per ounce.

[3]	All-in costs are a non-GAAP financial performance measure with no standardized definition under IFRS. See pages 45-48 of Barrick’s Second Quarter 2013 Report.

BARRICK SECOND QUARTER 2013	5	PRESS RELEASE

African Barrick Gold plc

Second quarter attributable production from ABG was 0.12 million ounces at AISC of $1,416 per ounce. We continue to expect Barrick’s share of 2013 production from ABG to be 0.40-0.45 million ounces at AISC of $1,550-$1,600 per ounce. Our AISC guidance does not take into account the implementation of ABG’s Operational Review.

Global Copper Business Unit

Copper production in Q2 was 134 million pounds at C1 cash costs of $1.75 per pound and C3 fully allocated costs of $2.27 per pound. Performance from the Lumwana mine improved significantly this quarter with production of 65 million pounds at C1 cash costs of $1.96 per pound, primarily due to changes to the mine plan and a number of business improvement initiatives which continue to enhance productivity. The improved costs in the second quarter primarily reflect a major reduction in contract mining costs due to the termination of one of the main mining contractors. The Zaldívar mine produced 69 million pounds at C1 cash costs of $1.60 per pound.

  We now expect full year copper production to be 500-540 million pounds, within our original guidance range of 480-540 million pounds, at C1 cash costs of $1.95-$2.15 per pound and C3 fully allocated costs of $2.50-$2.75 per pound, both lower than our previous ranges of $2.10-$2.30 per pound and $2.60-$2.85 per pound, respectively.

  Utilizing option collar hedging strategies, the company has protected the downside on approximately half of its remaining 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average price of $4.25 per pound4. As of June 30, 60 million pounds of copper sales were subject to final settlement at an average provisional price of $3.06 per pound.

PASCUA-LAMA PROJECT UPDATE

Pascua-Lama is one of the world’s largest gold and silver resources with nearly 18 million ounces of proven and probable gold reserves5, 676 million ounces of silver contained within the gold reserves5, and an anticipated mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver in its first full five years of operation at very low costs. While we recorded a significant impairment to this asset in the second quarter, we fully expect this mine to be one of the best in the world when in operation, and to contribute substantial economic value to the company. Pascua-Lama has significant value for Barrick shareholders and the project’s host jurisdictions of San Juan Province, Argentina and the Atacama Region of Chile. We continue to work closely with the governments of both countries to ensure Pascua-Lama is on the right path to deliver value for all of our stakeholders.

  In the second quarter, the company received a resolution from Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) that required completion of the project’s water management system in accordance with previously granted environmental permits before other construction activities in Chile could resume. Barrick is committed to operating at the highest environmental standards at all of its operations around the world, including at Pascua-Lama, and is working to meet all regulatory requirements at the project. The company has submitted a compliance plan for approval by Chilean regulatory authorities to complete the water management system by the end of 2014, subject to regulatory approval of specific permit applications. Following completion of the water management system to the satisfaction of the SMA, we expect to be in a position to resume construction in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016. In line with this timeframe and in light of materially lower metal prices, the company has decided to re-sequence construction of the process plant and other facilities in Argentina to target production by this date.

[4]

The realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

[5]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 25-35 of Barrick’s Form 40-F.

BARRICK SECOND QUARTER 2013	6	PRESS RELEASE

  The decision to re-sequence the project, which entails a major reduction in project staffing levels over the extended schedule, will result in a significant deferral of planned capital spending in 2013-2014. Capital expenditures at Pascua-Lama over this period are expected to be reduced by a total of $1.5-$1.8 billion6. For 2013, capital expenditures are expected to be reduced by approximately $0.7-$0.8 billion (including $300 million in previously announced deferrals) to approximately $1.8-$2.0 billion. Capital expenditures in 2014 are expected to be reduced by approximately $0.8-$1.0 billion to approximately $1.0-$1.2 billion. The company is targeting to provide an updated total capital cost estimate for the project with third quarter 2013 results which is expected to reflect an increase from the latest capital cost estimate. This is subject to obtaining greater clarity on timing of regulatory approvals and completing the re-sequenced construction schedule. As of June 30, 2013, approximately $5.4 billion had been spent on the project.

  Subsequent to the quarter end, the Copiapo Court of Appeals in Chile issued its ruling on a constitutional rights protection action filed in September 2012 on behalf of four indigenous communities, on the basis of which a preliminary injunction suspending construction activities had been granted in April 2013. In its ruling, the Court stated that Barrick must complete construction of the water management system in compliance with applicable environmental permits to the satisfaction of the SMA before resuming construction activities in Chile. The Court’s ruling is consistent with the earlier SMA resolution which Barrick has been implementing. The water management design and construction scope has been awarded to Fluor, who has already mobilized a team of industry experts to the site.

Our Chief Operating Officer, Igor Gonzales, retired in the second quarter and the company is in the process of a global search to fill this position. In the interim, the Regional Presidents are reporting directly to the CEO. Barrick thanks Igor for his significant contributions to Barrick over the past 15 years.

[6]	Includes Pascua-Lama initial project capital plus infrastructure capital.

BARRICK SECOND QUARTER 2013	7	PRESS RELEASE

 Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended June 30,		Six months ended June 30,

(Unaudited)	2013	2012 (restated)[7]	2013	2012 (restated)[7]

Operating Results
Gold production (thousands of ounces)[1]	1,811	1,742	3,608	3,623
Gold sold (thousands of ounces)	1,815	1,690	3,562	3,473
Per ounce data
Average spot gold price	$1,415	$1,609	$1,523	$1,651
Average realized gold price[2]	1,411	1,608	1,518	1,651
Adjusted operating costs[2]	552	591	558	568
All-in sustaining costs[2]	919	1,061	931	1,000
All-in costs[2]	1,276	1,549	1,323	1,387
Adjusted operating costs (on a co-product basis) [2]	580	610	587	587
All-in sustaining costs (on a co-product basis)[2]	947	1,080	960	1,019
All-in costs (on a co-product basis)[2]	1,304	1,568	1,352	1,406
Copper production (millions of pounds)	134	109	261	226
Copper sold (millions of pounds)	135	116	250	234
Per pound data
Average spot copper price	$3.24	$3.57	$3.42	$3.67
Average realized copper price[2]	3.28	3.45	3.41	3.62
C1 cash costs[2]	1.75	2.21	2.08	2.13
Depreciation[3]	0.42	0.59	0.38	0.51
Other[4]	0.10	(0.02)	0.15	0.09
C3 fully allocated costs[2]	2.27	2.78	2.61	2.73

Financial Results (millions)
Revenues	$3,201	$3,244	$6,600	$6,846
Net earnings (loss)[5]	(8,555)	787	(7,708)	1,826
Adjusted net earnings[2]	663	821	1,586	1,917
Operating cash flow	896	919	1,992	2,293
Adjusted operating cash flow[2]	804	919	1,974	2,395
Per Share Data (dollars)
Net earnings (loss) (basic)	(8.55)	0.79	(7.70)	1.83
Adjusted net earnings (basic)[2]	0.66	0.82	1.58	1.92
Net earnings (loss) (diluted)	(8.55)	0.79	(7.70)	1.83
Weighted average basic common shares (millions)	1,001	1,000	1,001	1,000
Weighted average diluted common shares (millions)[6]	1,001	1,001	1,001	1,001

			As at June 30,	As at December 31,

			2013	2012 (restated)[7]

Financial Position (millions)
Cash and equivalents			$2,422	$2,097
Non-cash working capital			3,415	2,884

[1]

Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold. Production also includes African Barrick Gold on a 73.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production.

[2]

Realized price, adjusted operating costs, all-in sustaining costs, all-in costs, C1 cash costs, C3 fully allocated costs, adjusted net earnings and adjusted operating cash flow are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-Gaap Financial Performance Measures section of the Company’s MD&A.

[3]	Represents equity depreciation expense divided by equity ounces of gold sold or pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-Gaap Financial Performance Measures section of the Company’s MD&A.
[5]	Net earnings represents net income attributable to the equity holders of the Company.
[6]	Fully diluted includes dilutive effect of stock options.
[7]	Balances related to 2012 have been restated to reflect the impact of the adoption of new accounting pronouncements. See note 2B of the interim consolidated financial statements.

BARRICK SECOND QUARTER 2013	8	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				All-in sustaining costs[4] ($/oz)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2013	2012	2013	2012	2013	2012	2013	2012

Gold
North America	928	854	1,800	1,742	$797	$894	$789	$850
South America	296	327	666	778	821	929	765	773
Australia Pacific	465	445	912	871	1,033	1,201	1,065	1,154
African Barrick Gold[1]	122	113	230	220	1,416	1,536	1,507	1,465
Other[2]	-	3	-	12	-	-	-	-

Total	1,811	1,742	3,608	3,623	$919	$1,061	$931	$1,000

	Copper Production (attributable pounds) (millions)				C1 Cash Costs ($ /lb)

	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,

(Unaudited)	2013	2012	2013	2012	2013	2012 (restated) [6]	2013	2012 (restated) [6]

Total	134	109	261	226	$1.75	$2.21	$2.08	$2.13

					Total Gold Production Costs ($/oz)

					Three months ended June 30,		Six months ended June 30,

(Unaudited)					2013	2012 (restated) [6]	2013	2012 (restated) [6]

Direct mining costs at market foreign exchange rates					$602	$620	$608	$607
Gains realized on currency hedge and commodity hedge/economic hedge contracts					(42)	(40)	(46)	(49)
Other[3]					(14)	(12)	(14)	(13)
By-product credits					(27)	(18)	(28)	(17)
Royalties					33	41	38	40

Adjusted operating costs[4]					552	591	558	568
Depreciation					210	188	203	185
Other[3]					14	12	14	13

Total production costs					$776	$791	$775	$766

Adjusted operating costs[4]					$552	$591	$558	$568
General & administrative costs					37	59	44	59
Rehabilitation - accretion and amortization					19	21	22	20
Mine on-site exploration and evaluation costs					9	17	8	14
Mine development expenditures					173	173	164	166
Sustaining capital expenditures					129	200	135	173

All-in sustaining costs[4]					$919	$1,061	$931	$1,000

All-in costs[4]					$1,276	$1,549	$1,323	$1,387

					Total Copper Production Costs ($/lb)

					Three months ended June 30,		Six months ended June 30,

(Unaudited)					2013	2012 (restated) [6]	2013	2012 (restated) [6]

C1 cash costs[4]					$1.75	$2.21	$2.08	$2.13
Depreciation					0.42	0.59	0.38	0.51
Other[5]					0.10	(0.02)	0.15	0.09

C3 fully allocated costs[4]					$2.27	$2.78	$2.61	$2.73

[1]	Figures relating to African Barrick Gold are presented on a 73.9% basis, which reflects our equity share of production.
[2]	Includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold.
[3]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold.
[4]

Adjusted operating costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-gaap financial performance measures with no standard meaning under IFRS. Refer to the Non-Gaap Financial Performance Measures section of the Company’s MD&A.

[5]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-Gaap Financial Performance Measures section of the Company’s MD&A.
[6]	Balances related to 2012 have been restated to reflect the impact of the adoption of new accounting pronouncements. See note 2B of the interim consolidated financial statements.

BARRICK SECOND QUARTER 2013	9	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2013, in comparison to the corresponding prior-year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 31, 2013, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2013 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 49 to 78. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2012, the related annual MD&A included in the 2012 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the Company; our

BARRICK SECOND QUARTER 2013	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry made up of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick is voluntarily adopting the definition of these metrics starting with this MD&A.

The “all-in sustaining costs” measure is similar to our presentation in previous reports, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

The new “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs, which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that significantly increase the productive capacity of the mine), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that “All-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. “All-

BARRICK SECOND QUARTER 2013	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

This quarter we have also renamed the non-GAAP measure “total cash costs” with “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

We have also calculated these metrics on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production.

The table on page 47 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition.

BARRICK SECOND QUARTER 2013	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Review of 2013 Second Quarter Results

  2013 Second Quarter Results

($ millions, except where indicated)	For the three months ended June 30		For the six months ended June 30

	2013	2012	2013	2012

Financial Data
Revenue	$ 3,201	$ 3,244	$ 6,600	$ 6,846
Net earnings (loss)[1]	(8,555)	787	(7,708)	1,826
Per share (“EPS”)[2]	(8.55)	0.79	(7.70)	1.83
Adjusted net earnings[3]	663	821	1,586	1,917
Per share (“adjusted EPS”)[2,3]	0.66	0.82	1.58	1.92
Total project capital expenditures[4]	686	700	1,301	1,330
Total capital expenditures - expansion, sustaining and mine development[4]	779	839	1,502	1,491
Operating cash flow	896	919	1,992	2,293
Adjusted operating cash flow[3]	804	919	1,974	2,395
Free cash flow[3]	$ (752)	($ 797)	$ (967)	($ 680)
Adjusted return on equity[3]	15%	13%	18%	16%

Operating Data
Gold
Gold produced (000s ounces)[5]	1,811	1,742	3,608	3,623
Gold sold (000s ounces)	1,815	1,690	3,562	3,473
Realized price ($ per ounce)[3]	$ 1,411	$ 1,608	$ 1,518	$ 1,651
Adjusted operating costs ($ per ounce)[3]	$ 552	$ 591	$ 558	$ 568
Adjusted operating costs on a co-product basis ($ per ounce)[3]	$ 580	$ 610	$ 587	$ 587
All-in sustaining costs ($ per ounce)[3]	$ 919	$ 1,061	$ 931	$ 1,000
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$ 947	$ 1,080	$ 960	$ 1,019
All-in costs ($ per ounce)[3]	$ 1,276	$ 1,549	$ 1,323	$ 1,387
All-in costs on a co-product basis ($ per ounce)[3]	$ 1,304	$ 1,568	$ 1,352	$ 1,406
Copper
Copper produced (millions of pounds)	134	109	261	226
Copper sold (millions of pounds)	135	116	250	234
Realized price ($ per pound)[3]	$ 3.28	$ 3.45	$ 3.41	$ 3.62
C1 cash costs ($ per pound)[3]	$ 1.75	$ 2.21	$ 2.08	$ 2.13

[1]	Net earnings (loss) represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 45 - 48 of this MD&A.
[4]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated cash flows.
[5]	We sold our 20.4% investment in Highland Gold with an effective date of April 26, 2012. Production includes our equity share of gold production at Highland Gold up to that date.

Key Highlights:

•

Overall, our high quality portfolio of mines provided strong underlying operating results in the first half of 2013, and we remain on track to meet our original production guidance, at lower adjusted operating costs and all-in sustaining costs compared to our original guidance.

•

During the second quarter 2013, the market prices of gold, silver and copper declined significantly. These metal prices are the primary drivers of our ability to generate earnings and cash flow, and as a result, this sustained drop in metal prices has had a significant impact on our business, and in particular our financial position and liquidity, and has been the primary cause of the impairments we recorded against the carrying value of our goodwill and non-current assets, including our Pascua-Lama project. (Please refer to pages 35 to 37 and 41 to 44 of this MD&A for further information on liquidity risks and impairments, respectively.)

BARRICK SECOND QUARTER 2013	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

In second quarter 2013, we recorded impairments against the carrying value of our goodwill and non-current assets totaling $8.7 billion (net of tax and non-controlling interest effects). This included $5.1 billion against the carrying value of our Pascua-Lama project as a result of the significant decrease in long-term gold and silver price assumptions, as well as the schedule delay and related capital cost increase. Other significant impairments recorded in the quarter include $2.3 billion in goodwill impairments in our global copper, Australia Pacific, Capital Projects and African Barrick Gold segments.

•

The fair values in the impairment assessment were calculated as at June 30 assuming metal prices that were influenced by only recent spot price declines, yet which are then applied and held constant over mine lives that in some instances are in excess of 25 years. As a result of these significant price declines, we have revised our gold, copper and silver price assumptions utilized for impairment testing to $1,300 per ounce, $3.25 per pound and $23 per ounce, respectively. We are confident our assets will generate substantially more economic benefits over time for our shareholders than these current valuation levels imply. Although Barrick does not rely on higher prices to drive its business plans, we remain positive on long term price fundamentals for these metals. With higher prices in the future, we would reassess the fair value of our high quality, long-life assets such as Pascua-Lama, and could potentially reverse some of the impairment charges recorded.

SECOND QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net loss in the second quarter 2013 was $8.6 billion compared to net earnings of $787 million recorded in second quarter 2012. The decrease reflects the impact of impairment charges of $8.7 billion (net of tax and non- controlling interest effects), lower realized gold and copper prices and higher interest expense primarily as a result of lower capitalized interest, partially offset by higher gold and copper sales volumes. Adjusted net earnings for the second quarter 2013 were $663 million compared to adjusted net earnings of $821 million recorded in second quarter 2012. The decrease reflects lower realized gold and copper prices and higher cost of sales applicable to gold, partially offset by higher gold and copper sales volumes.

•

EPS and adjusted EPS for the second quarter 2013 were $(8.55) and $0.66. The decreases over the same prior year period were due to the decrease in both net earnings and adjusted net earnings, as described above.

•

Gold production for the second quarter 2013 was 1.81 million ounces, up 4% from the same prior year period, due to higher production in North America and Australia Pacific, partially offset by lower production in South America.

•

Adjusted operating costs for the second quarter 2013 were $552 per ounce, down 7% over the same prior year period. The decrease reflects higher direct mining costs largely due to the impact of processing more ore tons at lower grades, which were more than offset by the increase in sales volumes. All-in sustaining costs for the second quarter 2013 were $919 per ounce, down 13% over the same prior year period primarily reflecting lower adjusted operating costs and decreases in general & administrative costs and sustaining capital expenditures. All-in costs for the second quarter 2013 were $1,276 per ounce, down 18% over the same prior year period primarily reflecting lower all-in sustaining costs and lower non-sustaining capital as a result of the construction slow-down at Pascua-Lama and the completion of our Pueblo Viejo project.

BARRICK SECOND QUARTER 2013	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Copper production for the second quarter 2013 was 134 million pounds, up 23% over the same prior year period, due to higher production from Lumwana. Copper C1 cash costs for the second quarter 2013 were $1.75 per pound, down 21% over the same prior year period, primarily due to lower operating costs at Lumwana.

•

Significant adjusting items (net of tax and non-controlling interest effects) in the second quarter 2013 include: $8.7 billion in impairment charges; $475 million in re-measurement losses related to the disposition of Barrick Energy; $86 million in project care and maintenance and demobilization costs; and $21 million in restructuring costs related to the company-wide overhead review; partially offset by $23 million in realized and unrealized gains on non-hedge derivative instruments; and $8 million in unrealized foreign currency translation gains on working capital balances.

•

Operating cash flow for the second quarter 2013 was $896 million, down 3% over the same prior year period. The decrease in operating cash flow primarily reflects lower net earnings, partially offset by a decrease in income tax payments. Adjusted operating cash flow for the second quarter 2013 was $804 million, down 13% over the same prior year period. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the settlement of foreign currency and commodity derivative contracts and non-recurring tax payments.

•

Capital expenditures were $1,556 million, down 9% over the same prior year period. The decrease is primarily due to a decrease in sustaining capital, most notably at Cortez and Lumwana; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu.

•	Free cash outflow for the second quarter 2013 was lower by $45 million over the same prior year period, primarily reflecting lower capital expenditures.

FIRST SIX MONTHS 2013 vs. FIRST SIX MONTHS 2012

•

Net loss for the first half of 2013 was $7.7 billion compared to net earnings of $1.8 billion recorded in the first half of 2012. The decrease reflects the impact of impairment charges of $8.7 billion (net of tax and non- controlling interest effects), lower realized gold and copper prices and higher interest expense primarily as a result of lower capitalized interest, partially offset by higher gold and copper sales volumes. Adjusted net earnings for the first half of 2013 were $1,586 million compared to adjusted net earnings of $1,917 million recorded in the first half of 2012. The decrease reflects lower realized gold and copper prices and higher cost of sales applicable to gold, partially offset by higher gold and copper sales volumes.

•

EPS and adjusted EPS for the first half of 2013 were $(7.70) and $1.58. The decreases over the same prior year period were due to the decrease in both net earnings and adjusted net earnings, as described above.

•

Gold production and sales volumes for first half of 2013 were 3.61 million ounces and 3.56 million ounces, respectively. Gold production for first half of 2013 was in line with the comparable totals for the same prior year period, as higher production in North America and Australia Pacific was offset by lower production from South America.

•

Adjusted operating costs for gold were $558 per ounce, down slightly compared to the first half of 2012. The decrease reflects increases in direct mining costs, including higher labor, energy, maintenance and consumable costs, offset by the impact of higher production levels. All-in sustaining costs were $931 per ounce in first half of 2013, down 7% compared to the same prior year period. The decrease reflects lower adjusted operating costs and decreases in general & administrative costs and sustaining capital expenditures. All-in costs for the first half of 2013 were $1,323 per ounce, down 5% over the same prior year period primarily reflecting lower all-in sustaining costs and lower non- sustaining capital as a result of the completion of our Pueblo Viejo project, partially offset by increases at Pascua-Lama relating to spend in first quarter 2013.

•

Copper production for the first half of 2013 were 261 million pounds at C1 direct cash costs of $2.08 per pound compared to production of 226 million pounds at C1 direct cash cost of $2.13 per pound for the first half of 2012. Copper production increased and C1 cash costs decreased in the first half of 2013 as compared to the same prior year period primarily due to the better performance at Lumwana.

•

Significant adjusting items (net of tax and non-controlling interest effects) in the first half of 2013 include: $8.7 billion in impairment charges; $475 million in re-measurement losses related to the disposition of Barrick Energy; $122 million in project care and maintenance and demobilization costs; $55 million in unrealized foreign currency translation losses on working capital balances; and $21 million in restructuring costs related to the

BARRICK SECOND QUARTER 2013	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

company-wide overhead review; partially offset by $40 million in realized and unrealized gains on non-hedge derivative instruments.
•

Operating cash flow was $1,992 million, compared to operating cash flow of $2,293 million for the first half of 2012. The decrease in operating cash flow primarily reflects lower net earnings levels, partially offset by a decrease in income tax payments of $341 million. Adjusted operating cash flow was $1,974 million compared to $2,395 million for the first half of 2012. Adjusted operating cash flow was affected by the same factors as operating cash flow and removes the impact of the settlement of foreign currency and commodity derivative contracts and non-recurring tax payments.

•	Free cash outflow for the first half of 2013 was higher by $287 million compared to the same prior year period primarily reflecting lower operating cash flow.

Key Business Developments

Pascua-Lama

Pascua-Lama is one of the world’s largest gold and silver resources with nearly 18 million ounces of proven and probable gold reserves1, 676 million ounces of silver contained within the gold reserves1, and an anticipated mine life of 25 years. It is expected to produce an average of 800,000-850,000 ounces of gold and 35 million ounces of silver in its first full five years of operation at very low costs. While we recorded a significant impairment to this asset in the second quarter, we fully expect this mine to be one of the best in the world when in operation, and to contribute significant economic value to the company. Pascua-Lama has significant value for Barrick shareholders and the project’s host jurisdictions of San Juan Province, Argentina and the Atacama Region of Chile. We continue to work closely with the governments of both countries to ensure Pascua-Lama is on the right path to deliver value for all of our stakeholders.

In the second quarter, the company received a resolution from Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) that required completion of the project’s water management system in accordance with

[1]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 25-35 of Barrick’s Form 40-F.

previously granted environmental permits before other construction activities in Chile could resume. Barrick is committed to operating at the highest environmental standards at all of its operations around the world, including at Pascua-Lama, and is working to meet all regulatory requirements at the project. The company has submitted a compliance plan for approval by Chilean regulatory authorities to complete the water management system by the end of 2014, subject to regulatory approval of specific permit applications. Following completion of the water management system to the satisfaction of the SMA, we expect to be in a position to resume construction in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016. In line with this timeframe and in light of materially lower metal prices, the company has decided to re-sequence construction of the process plant and other facilities in Argentina to target production by this date.

The decision to re-sequence the project, which entails a major reduction in project staffing levels over the extended schedule, will result in a significant deferral of planned capital spending in 2013-2014. Capital expenditures at Pascua Lama over this period are

BARRICK SECOND QUARTER 2013	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

expected to be reduced by a total of $1.5-$1.8 billion2. For 2013, capital expenditures are expected to be reduced by approximately $0.7-$0.8 billion (including $300 million in previously announced deferrals) to approximately $1.8-$2.0 billion. Capital expenditures in 2014 are expected to be reduced by approximately $0.8-$1.0 billion to approximately $1.0-$1.2 billion. The company is targeting to provide an updated total capital cost estimate for the project with third quarter 2013 results which is expected to reflect an increase from the latest capital cost estimate. This is subject to obtaining greater clarity on timing of regulatory approvals and completing the re-sequenced construction schedule. A significant decrease in gold and silver prices from their current levels, a significant increase in the total capital cost estimate or any other change in circumstances that materially reduce the project’s economics could cause us to reassess the decision to proceed on this re-sequenced construction schedule and evaluate other alternatives, including the possibility of suspending the project. As of June 30, 2013, approximately $5.4 billion had been spent on the project.

Subsequent to the quarter end, the Copiapo Court of Appeals in Chile issued its ruling on a constitutional rights protection action filed in September 2012 on behalf of four indigenous communities, on the basis of which a preliminary injunction suspending construction activities had been granted in April 2013. In its ruling, the Court stated that Barrick must complete construction of the water management system in compliance with applicable environmental permits to the satisfaction of the SMA before resuming construction activities in Chile. The Court’s ruling is consistent with the earlier SMA resolution which Barrick has been implementing. The water management design and construction scope has been awarded to Fluor, who has already mobilized a team of industry experts to the site.

Pueblo Viejo

During the quarter, Pueblo Viejo Dominicana Corporation reached an agreement in principle with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo Special Lease Agreement (“SLA”). Discussions to finalize a Definitive Agreement continue, but to date the parties have not concluded an agreement. The proposed amendments will require the approval of the Boards of Directors of Barrick and Goldcorp, the project lenders, and the Congress of the Dominican Republic. The SLA

2 Includes Pascua-Lama initial project capital plus infrastructure capital.

will remain in effect according to its present terms unless and until the Definitive Agreement is executed and approved. The Government has reaffirmed its support for this world class mine.

Sale of Barrick Energy

In July 2013, we completed the sale of our oil & gas business segment for consideration of approximately $442 million, consisting of approximately $394 million in cash and a future royalty valued at $48 million. The assets and liabilities of Barrick Energy were presented as held for sale as at the June 30, 2013 balance sheet date and, as a result, we recorded a loss on re-measurement of $506 million, including $90 million related to goodwill. The transaction closed on July 31, 2013.

Advance Notice By-law

On July 31, 2013, Barrick’s Board of Directors approved the adoption of an advance notice by-law, which requires advance notice to the Company in certain circumstances where nominations for election as a director of the Company are made by shareholders. For more information see page 39 of this MD&A.

Business Update and Full Year 2013 Outlook

The market prices for gold, silver and copper declined significantly during second quarter 2013. In response to this decline, we have taken a number of actions to reposition our business, including some for immediate impact in order to succeed in a sustained lower gold price environment. While we remain bullish on the long-term fundamentals for gold, we are not relying on higher gold prices to drive shareholder returns.

A key element of our strategy for achieving these objectives is through adherence to the principles of our disciplined capital allocation framework (“DCAF”), which emphasizes maximizing risk-adjusted rates of return and free cash flow based on the principle that returns will drive production, production will not drive returns. Under the DCAF, we launched a comprehensive cost-cutting program last year, before gold’s recent decline, initially cutting or deferring about $4 billion of previously budgeted capital expenditures over a four year period, shelving certain major projects and launching a portfolio optimization process. We are committed to continuing these cost reduction efforts and have taken additional steps in 2013 to:

BARRICK SECOND QUARTER 2013	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	improve operations
•	cut capital expenditures
•	reduce overhead and other operating costs
•	improve liquidity and cash flow

As part of this process we have identified about $2.0 billion of total reductions to capital and costs for 2013. In addition to the approximately $500 million of reduced budgeted 2103 capital and costs we identified in first quarter 2013, we have made the following reductions in second quarter 2013: $600 million in operating costs; $600 million in project capital, primarily related to Pascua-Lama; $200 million in sustaining, development and mine expansion capital; and $50 million in exploration and evaluation expenditures. We have also termed out $3.0 billion in debt at attractive interest rates to reduce our near-term maturities, sold our oil & gas business for cash proceeds of $394 million and continue to look for further opportunities to divest of non-core assets. In addition, the company has reduced its corporate office staff by approximately 30 percent and made other significant job reductions at regional locations. As part of the ongoing company-wide overhead and operational review initiated in the first quarter, Barrick is also evaluating further changes and cost reductions to make the organization more efficient by simplifying the management structure and placing a greater emphasis on clearly defined responsibilities and accountabilities. Please see our revised guidance table on page 19 of this MD&A.

Our superior group of five key mines – Cortez, Goldstrike, Pueblo Viejo, Veladero and Lagunas Norte – are expected to generate some 60 percent of 2013 production at average all-in sustaining costs of $650-$700 per ounce. An additional seven mines have all-in sustaining costs below $1,000 per ounce, bringing the total amount of expected 2013 production with costs below this level to about 75 percent. For the remaining operations with expected 2013 all-in sustaining costs above $1,000 per ounce, we will either change mine plans, suspend, close or divest these assets to improve cash flow. Actions currently being considered as part of an ongoing process include:

•	Bald Mountain (US) - mine plan changes to reduce the number of pits and focus on the most profitable ounces, while retaining the option to access other ore in the future
•	Round Mountain and Marigold (US) - working with our joint venture partners to optimize mine plans
•	Hemlo (Canada) - defer the open pit expansion and optimize the underground mine plan
•	Porgera (Papua New Guinea) - evaluate mine plan changes and explore other alternatives
•	Plutonic , Yilgarn South (Australia) - optimize the mine plans and/or divest
•	African Barrick Gold (“ABG”) (Tanzania) - finalizing a detailed operational review to aggressively optimize mine plans and improve operations
•	Pierina (Peru) - assessing closure options

Under the direction of the new leadership appointed last year, a turnaround team of functional experts and site management have been working to improve operations and reduce costs at the Lumwana copper mine. Lumwana delivered a substantially improved performance this quarter. We have made changes to the mine plan to decrease costs and maximize cash flow. The changes include a reduction to waste stripping as a result of mine re-sequencing and significant labor reductions, including termination of a major mining contractor. A number of further business improvement initiatives continue to be implemented at site to enhance the productivity of the core mining fleet and build upon the cost reductions achieved so far. We continue to see positive results from these actions, and the improvements at Lumwana have allowed us to significantly improve 2013 copper cost guidance.

We are developing mine plans to maximize cash flows at every mine. The outcome of this process could have an impact on our year-end 2013 proven and probable reserves and expected future production levels; however, where possible, we will maintain the option to access the metal in the future. As a result of the schedule delay at Pascua-Lama, expected mine plan changes to maximize cash flow and the likelihood of further asset divestitures, we are no longer targeting eight million ounces of gold production in 2016.

BARRICK SECOND QUARTER 2013	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our updated guidance ranges are summarized in the table below:

($ millions, except per ounce/pound data)	2013E	Original Guidance

Gold production and costs
Production (millions of ounces)[1]	7.0 - 7.4	7.0 - 7.4
Cost of sales	6,100 - 6,500	6,700 - 7,000
Gold unit production costs
All-in sustaining costs ($ per ounce)	900 - 975	1,000 - 1,100
Adjusted operating costs ($ per ounce)	575 - 615	610 - 660
Depreciation ($ per ounce)	195 - 205	210 - 220

Copper production and costs
Production (millions of pounds)	500 - 540	480 - 540
Cost of sales	1,100- 1,300	1,200 - 1,400
Copper unit production costs
C1 cash costs ($ per pound)	1.95 - 2.15	2.10 - 2.30
Depreciation ($ per pound)	0.30 - 0.40	0.30 - 0.40
C3 fully allocated costs ($ per pound)	2.50 - 2.75	2.60 - 2.85

Exploration and evaluation expense[2]	240 - 260	280 - 300
Exploration	205 - 215	220 - 230
Evaluation	35 - 45	60 - 70
Corporate administration	160 - 180	160 - 180
Other Expense	420 - 440	420 - 440
Finance costs	500 - 525	425 - 450
Capitalized interest	350 - 370	380 - 400
Capital expenditures:
Minesite sustaining[3]	1,000 - 1,100	1,100 - 1,200
Mine development	1,100 - 1,200	1,200 - 1,300
Minesite expansion[3]	500 - 550	700 - 800
Projects - initial capital	1,800 - 2,000	2,400 - 2,600
Projects - infrastructure	100 - 150	300 - 400
Total capital expenditures	4,500 - 5,000	5,700 - 6,300

Effective income tax rate[4]	>30%	30%

Key Assumptions
Gold Price ($/ounce)	$1,300	$1,700
Copper Price ($/pound)	$3.25	$3.50
Silver Price ($/ounce)	$23	$32
Oil Price ($/barrel)	$95	$90
AUD Exchange Rate	$0.95	$1.00
CLP Exchange Rate	500	475

[1]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).
[2]

Total exploration budget is expected to be about $300 million to $320 million, of which about 30% is capitalized as part of mine development compared to our original guidance range of $400 to $440 million.

[3]

As a result of the definitions published as part of the WGC’s all-in cost definition, we have reclassified capital expenditures within the categories to the following effects: about $100 million decrease in expansion and about $100 million increase in sustaining.

[4]

We are projecting an effective rate of >30% on ordinary income. While the outcome of our ongoing dialogue with the government of the Dominican Republic in respect of the Pueblo Viejo mine is progressing, any amendments to the SLA or unilateral action by the government would likely result in a significant increase to the rate.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During the second quarter, the gold price experienced significant volatility, with the price ranging from $1,181 to $1,604 per ounce. The price of gold closed at $1,192 per ounce, while the average quarterly market price of $1,415 represented a $194 per ounce or 12% decrease from the $1,609 per ounce average market price in the same prior year period.

The price of gold declined during the quarter as a result of negative investor sentiment caused by concerns of an upcoming reduction in the monetary stimulus currently provided by the US Federal Reserve due to incremental improvements in the prospects for the US economy. Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Copper prices were also volatile in the second quarter of 2013, trading in a range of $2.99 per pound to $3.47 per pound. The average price for the second quarter was $3.24 per pound and the closing price was $3.06 per pound, with the decline during the quarter related to concerns over declining Chinese growth and the expected reduction of monetary stimulus in the United States. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China. Copper prices should continue to be influenced by demand from Asia, the availability of scrap and production levels of mines and smelters in the future. In the near term, copper prices will also be influenced by the outlook for global economic growth. In particular, a continued slowdown in Chinese economic growth could have a negative impact on copper prices.

BARRICK SECOND QUARTER 2013	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Utilizing option collar strategies, the Company has protected the downside on approximately half of our remaining expected 2013 copper production at an average floor price of $3.50 per pound and can participate on the same amount up to an average of $4.25 per pound. Our realized price on all 2013 copper production is expected to be reduced by approximately $0.04 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at June 30, 2013, we have recorded 60 million pounds of copper sales subject to final settlement at an average provisional price of $3.06 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $18 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project, which is currently in the construction phase. In the first five full years of production, Pascua-Lama is expected to produce an average of 35 million ounces of silver annually.

In the second quarter, silver prices traded in a wide range of $18.23 per ounce to $28.38 per ounce, averaged $23.14 per ounce and closed the quarter at $18.86 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. The physical silver market is currently in surplus and investment demand is expected to be the primary driver of prices in the near term.

During the second quarter, we closed out our silver hedge book, which had consisted of 65 million ounces of option collars from 2013 to 2018, for net proceeds of $189 million. $45 million of the gains related to our silver hedge book remain in other comprehensive income and will be recognized in net income on the original contract maturity dates.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. The largest single exposure we have is to the Australian dollar/US dollar exchange rate. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs, as well as exposure to the Chilean peso as a result of the construction of our Pascua-Lama project and mine operating costs. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso and Argentinean peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. As a result of the strong US dollar, as well as recent declines in commodity prices, the currencies of Australia, Canada and Chile traded to weaker levels during the quarter. In the quarter, the Australian dollar traded in a range of $0.91 to $1.06 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.00 to $1.06 and CLP 466 to CLP 518, respectively.

In the second quarter, we recorded gains in earnings of approximately $75 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs.

BARRICK SECOND QUARTER 2013	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized OCI [2] (USD millions)

2013	295	0.97	34%	42%	127

2014	338	0.92	18%	23%	109

2015	707	0.92	42%	51%	-

2016	479	0.90	30%	37%	-

CAD Currency Contracts

	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged
2013	224	1.02	84%	100%
2014	201	1.00	39%	46%

CLP Currency Contracts

	Contracts (CLP millions) [4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized OCI [2] (USD millions)
2013	-	-	-	-	7
2014	60,000	500	28%	68%	9
2015	78,000	513	16%	43%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	Reclassification from OCI to earnings/PP&E: $127 million (AUD), $7 million (CLP) will be in 2013 and $109 million (AUD), $9 million (CLP) in 2014.
[3]	Includes $283 million CAD contracts with a cap and floor of $1.00 and $1.08, respectively.
[4]	Economic collar contracts that are an economic hedge of operating, administrative and capital expenditures at various South American sites.

Fuel

Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in oil prices in the second quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a range of $86 to $99 per barrel in the second quarter, averaged $94 per barrel, and ended the quarter at $97 per barrel, compared to an average of $93 per barrel in the same prior year period.

In the second quarter, we recorded a hedge gain of $6 million on our fuel hedge positions (Q2 2012: $3 million).

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure
2013	1,292	$ 94	46%
2014	1,644	95	29%
2015	1,920	89	39%
2016	1,680	85	35%
2017	480	81	37%
	7,016	$ 89	36%

[1]	Refers to contracts for a combination of WTI, BRENT and WTI-to-BRENT swaps. As a result, our average price on hedged barrels for 2013 - 2015 is $88 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

During the second quarter, the Federal Open Market Committee of the US Federal Reserve released statements reiterating that the current 0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment, though fluctuations to the monthly amounts of monetary stimulus are expected in the remainder of 2013. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at June 30, 2013); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.0 billion at June 30, 2013). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK SECOND QUARTER 2013	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Gold
000s oz sold	1,815	1,690	3,562	3,473
Revenue[1]	$2,729	$2,816	$5,691	$5,938
Market price[2]	1,415	1,609	1,523	1,651
Realized price[2,3]	1,411	1,608	1,518	1,651
Copper
millions lbs sold	135	116	250	234
Revenue[1]	$421	$396	$804	$841
Market price[2]	3.24	3.57	3.42	3.67
Realized price[2,3]	3.28	3.45	3.41	3.62
Oil & gas sales	$42	$34	$80	$76
Other metal sales	$51	$32	$105	$67

[1]	Represents revenues on a 100% consolidated basis.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 48 of this MD&A.

Gold revenues for the three and six month periods ended June 30, 2013 were $2,729 million and $5,691 million, respectively, down 3% and 4%, respectively, compared to the same prior year periods due to lower realized gold prices partially offset by higher sales volumes. Copper revenues for the three month period ended June 30, 2013 were $421 million, up 6% compared to the same prior year period as higher sales volumes were partially offset by lower realized copper prices. Copper revenues for the six month period ended June 30, 2013 were $804 million, down 4% compared to the same prior year period as lower realized copper prices were partially offset by higher sales volumes.

Realized gold prices for the three and six month periods ended June 30, 2013 were $1,411 per ounce and $1,518 per ounce, respectively, down $197 and $133 per ounce, respectively, compared to the same prior year periods. The decrease in realized prices reflects the sharp decrease in market gold prices in second quarter 2013, which resulted in average market prices of $1,415 per ounce and $1,523 per ounce for the three and six month periods ended June 30, 2013, compared to market gold prices of $1,609 per ounce and $1,651 per ounce for the same prior year periods. Realized copper prices for the three and six month periods ended June 30, 2013 were $3.28 per pound and $3.41 per pound, down 5% and 6% respectively, compared to the same prior year periods due to the significant decrease in market copper prices in second quarter 2013.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Cost of sales
Direct mining cost	$ 1,301	$ 1,262	$ 2,619	$ 2,520
Depreciation	453	388	849	761
Royalty expense	78	79	174	158
Cost of sales - gold	1,562	1,433	3,065	2,856
Adjusted operating costs[1,2]	552	591	558	568
All-in sustaining costs[1,2]	919	1,061	931	1,000
Cost of sales - copper	270	296	577	583
C1 cash costs[1,2]	$ 1.75	$ 2.21	$ 2.08	$ 2.13
C3 fully allocated costs[1,2]	$ 2.27	$ 2.78	$ 2.61	$ 2.73

[1]	Per ounce/pound weighted average.
[2]

Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 47 - 48 of this MD&A.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2013 were $1,562 million and $3,065 million, respectively. This compares to cost of sales of $1,433 million and $2,856 million for the same prior year periods. The increase over the same prior year periods reflects higher sales volumes and higher direct mining costs, including higher labor, energy, maintenance and consumable costs, which were largely driven by an increase in ore tons processed, partially offset by an increase in capitalized production phase stripping costs.

Gold adjusted operating costs for the three and six month periods ended June 30, 2013 were $552 per ounce and $558 per ounce, respectively, both down compared to the same prior year periods. The decrease reflects the same factors impacting cost of sales applicable to gold, which was more than offset by the impact of higher production levels. All-in sustaining costs for the three and six month periods ended June 30, 2013 were $919 per ounce and $931 per ounce, respectively, down 13% and 7%, respectively, compared to the same prior year periods, primarily reflecting lower adjusted operating costs and decreases in general & administrative costs and sustaining capital expenditures.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2013 were 9% and 1% lower, respectively, from the same prior year periods, primarily due to lower unit operating expenses during the quarter at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded

BARRICK SECOND QUARTER 2013	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

in the fourth quarter of 2012, which more than offset the cost associated with higher sales volumes.

C1 cash costs for the three and six month periods ended June 30, 2013 were $1.75 per pound and $2.08 per pound, respectively, down 21% and 2%, respectively, from the same prior year periods. The decrease is primarily due to the reduction in contract mining costs at Lumwana as a result of a reduction in waste stripping as a result of our re-sequencing of the mine plan to better balance mobile equipment availability. C3 fully allocated costs per pound for the three and six month periods ended June 30, 2013 were $2.27 per pound and $2.61 per pound, respectively, down 18% and 4%, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs.

Corporate Administration

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Corporate administration expense	$ 43	$ 57	$ 88	$ 105

Corporate administration costs for the three and six month periods ended June 30, 2013 were $43 million and $88 million, down 25% and 16%, respectively compared to the same prior year periods.

Other Expense (Income)

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Operating segment administration[1]	$ 53	$ 49	$ 99	$ 106
Corporate social responsibility	28	21	40	38
Currency translation losses[2]	24	19	41	-
Severance and demobilization	63	-	76	-
Project care and maintenance charges	37	-	69	-
Changes in estimate of rehabilitation costs at closed mines	(47)	15	(52)	16
Other items	46	20	73	38
Total other expense	$ 204	$ 124	$ 346	$ 198

[1]	Relates to general and administrative costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

Other expense for the three and six month periods ended June 30, 2013 was $204 million and $346 million, respectively, compared to $124 million and $198 million, respectively, for the same prior year periods. The increase in other expense is primarily due to higher project care and maintenance charges and severance and demobilization costs, partially offset by changes in the estimates of rehabilitation costs at our closed sites.

Exploration and Evaluation

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Exploration:
Minesite programs	$ 13	$ 16	$ 26	$ 31
Global programs	37	50	69	94
Evaluation costs	8	19	11	31
Exploration and evaluation expense	$ 58	$ 85	$ 106	$ 156

Exploration and evaluation expense for the three and six month periods ended June 30, 2013 were $58 million and $106 million respectively. This compares to E&E expenditures for the same prior year periods of $85 million and $156 million respectively. The decrease is primarily due to decreased global exploration costs, as part of our cost reduction program.

Capital Expenditures1

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Total project capital expenditures[2]	$ 686	$ 700	$ 1,301	$ 1,330
Total capital expenditures – minesite expansion	131	44	242	71
Total capital expenditures – minesite sustaining	299	415	594	719
Total capital expenditures – mine development	349	380	666	701
Capitalized interest	91	177	138	254
Total consolidated capital expenditures	$ 1,556	$ 1,716	$ 2,941	$ 3,075

[1]	These amounts are presented on a 100 % cash basis consistent with the amounts presented on the consolidated statement of cash flows.
[2]	On an accrual basis, our share of project capital expenditures for the three and six months ended June 30, 2013 is $565 million and $1,279, respectively, including capitalized interest.

Capital expenditures for the three and six month periods ended June 30, 2013 decreased by $160 million and $134 million, respectively, over the same prior year periods. The overall decrease is primarily due to a decrease in sustaining capital, most notably at Cortez and Lumwana; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu. Capitalized interest decreased compared to the same prior year periods, primarily due to Pueblo Viejo entering commercial production in January 2013.

BARRICK SECOND QUARTER 2013	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Cost/Finance Income

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Interest incurred	$ 206	$ 177	$ 387	$ 336
Interest capitalized	(61)	(143)	(151)	(268)
Accretion	16	17	33	29
Finance cost	$ 161	$ 51	$ 269	$ 97
Finance income	$ 2	$ 3	$ 5	$ 6

Finance costs for the three and six month periods ended June 30, 2013 were $161 million and $269 million, respectively, compared to $51 million and $97 million for the same prior year periods. Interest costs incurred for the three and six month periods ended June 30, 2013 were $206 million and $387 million, respectively, up 16% and 15%, respectively, over the same prior year periods. The increase in interest costs incurred reflects higher total debt levels compared to the same prior year periods. Interest capitalized for the three and six month periods ended June 30, 2013 decreased by $82 million and $117 million, respectively, compared to the same prior year periods, primarily due to Pueblo Viejo entering commercial production in January 2013.

  Impairment Charges

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2013	2012	2013	2012
Copper goodwill	1,033	-	1,033	-
Australia Pacific goodwill	649	-	649	-
Capital projects goodwill	397	-	397	-
ABG Goodwill	185		185
Total goodwill impairment charges	$ 2,264	-	$ 2,264	-

Pascua-Lama	$ 5,111	-	$ 5,111	-
Buzwagi	423	-	423	-
Jabal Sayid	401	-	401	-
Kanowna	107	-	107	-
North Mara	79		79
Granny Smith	73	-	73	-
Plutonic	14	-	14	-
Darlot	25	-	25	-
Exploration	89	-	89	-
Pierina	98	-	98	-
Highland	-	-	-	85
Available for sale investments	13	25	17	31
Other	10	-	11	2
Total after-tax asset impairment charges	$ 6,443	$ 25	$ 6,448	$ 118
Total after-tax impairment charges	$ 8,707	$ 25	$ 8,712	$ 118
Related income tax effects and NCI	$ 620	$ 3	$ 620	$ 4
Total impairment charges/(reversals)	$ 9,327	$ 28	$ 9,332	$ 122

Impairment charges for the three and six month periods ended June 30, 2013 were $8.7 billion and $8.7 billion, respectively, compared to $25 million and $118 million for the same prior year periods. The charges for second quarter 2013 primarily related to asset impairment charges at Pascua-Lama ($5.1 billion), Buzwagi ($423 million), Jabal Sayid ($401 million), various Australian mine sites ($219 million), Pierina ($98 million), various exploration sites ($89 million); and goodwill impairment charges in our global copper ($1.0 billion), Australia Pacific ($649 billion), and Capital Projects ($397 million) segments. The charges for 2012 were primarily related to the write down of our investments in Highland Gold. Refer to pages 41 - 44 for further information.

BARRICK SECOND QUARTER 2013	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Tax

Income tax recovery was $213 million in the second quarter 2013. After adjusting for the impact of net currency translation gains on deferred tax balances and the impact of impairment charges and non-hedge derivatives, the underlying effective tax rate for income in the second quarter 2013 was 30%.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For Pascua-Lama, and certain of the Australia Pacific segment entities, we have not recognized deferred tax assets that arose subsequent to the impairment booked in second quarter 2013.

Operational Overview	For the three months ended June 30			For the six months ended June 30
Gold	2013	2012	% Change	2013	2012	% Change
Production (000s oz)[1]	1,811	1,742	4%	3,608	3,623	-
Ore tons mined (000s)	43,104	40,365	7%	85,091	76,972	11%
Waste tons mined (000s)	140,630	127,935	10%	265,954	258,602	3%
Total tons mined (000s)	183,734	168,300	9%	351,045	335,574	5%
Ore tons processed (000s)	42,375	37,222	14%	81,218	74,222	9%
Average grade (ozs/ton)	0.053	0.054	(2%)	0.053	0.055	(4%)
Recovery rate	80.6%	86.7%	(7%)	83.8%	88.8%	(6%)
Copper
Production (millions lbs)	134	109	23%	261	226	15%
Ore tons mined (000s)	18,704	17,791	5%	35,384	33,643	5%
Waste tons mined (000s)	28,245	35,680	(21%)	52,096	61,450	(15%)
Total tons mined (000s)	46,949	53,471	(12%)	87,480	95,093	(8%)
Ore tons processed (000s)	20,135	17,179	17%	37,739	34,285	10%

[1]	Reflects our equity share of production.

Gold production for the three months ended June 30, 2013 increased by 4% over the same prior year period, due to higher production in North America and Australia Pacific, partially offset by lower production from South America. Gold production for the six months ended June 30, 2013 was comparable to the same prior year period, as higher production in North America and Australia Pacific was offset by lower production from South America.

Copper production for the three and six month periods ended June 30, 2013 increased by 23% and 15%, respectively, over the same prior year periods, primarily due to higher production at Lumwana, partially offset by slightly lower production at Zaldívar.

Tons Mined and Tons Processed - Gold

Total tons mined for the three and six month periods ended June 30, 2013 were 9% and 5% higher than the same prior year periods. Ore tons processed for the three and six month periods ended June 30, 2013 were

14% and 9% higher than the same prior year periods. The increases in tons mined were primarily due to increased mining activity at Cortez, Round Mountain, Pierina and Pueblo Viejo, partially offset by decreased mining activity at Goldstrike and Ruby Hill. The increase in ore tons processed was primarily due to increases at Pierina, Cortez and Veladero, partially offset by a decrease at Bald Mountain.

Average Mill Head Grades - Gold

Average mill head grades for the three and six month periods ended June 30, 2013 decreased by approximately 2% and 4%, respectively, compared to the same prior year periods, primarily due to lower ore grades from Goldstrike, Bulyanhulu, Turquoise Ridge, Cortez, and Veladero, partially offset by higher grades processed at Porgera, Plutonic, North Mara and Cowal.

BARRICK SECOND QUARTER 2013	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Tons Mined and Tons Processed - Copper

Total tons mined for the three and six month periods ended June 30, 2013 were 12% and 8% lower than the same year prior periods. The decrease in tons mined was due equally to Lumwana and Zaldívar. The increase in ore tons processed was also equally due to Lumwana and Zaldívar.

Review of Operating Segments Performance

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil & gas business, and a Capital Projects business. In July 2013, we sold our oil & gas business (refer to note 4 for further details), therefore we will no longer have the business unit going forward. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Our business unit structure adds value by enabling the realization of operational efficiencies, allocating resources to individual mines/projects more effectively and understanding and managing the local business environment, including labor, consumable costs and supply and government and community relations. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

North America

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30

	2013	2012	% Change	2013	2012	% Change

Total tons mined (000s)	108,177	99,283	9%	204,428	200,968	2%
Ore tons processed (000s)	16,406	14,567	13%	30,433	29,596	3%
Average grade (ozs/ton)	0.069	0.065	6%	0.070	0.067	4%
Gold produced (000s/oz)	928	854	9%	1,800	1,742	3%
Cost of sales ($ millions)	$ 685	$ 580	18%	$ 1,282	$ 1,115	15%
Adjusted operating costs (per oz)[1]	$ 475	$ 477	-	$ 481	$ 482	-
All-in sustaining costs (per oz)[1]	$ 797	$ 894	(11%)	$ 789	$ 850	(7%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30

	2013	2012	% Change	2013	2012	% Change

Segment income ($ millions)[2]	$ 675	$ 782	(14%)	$ 1,483	$ 1,630	(9%)
Capital expenditures ($ millions)[3]	$ 399	$ 365	9%	$ 686	$ 621	10%

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Gold production for the three and six month periods ended June 30, 2013 were higher by 9% and 3%, respectively, compared to the same prior year periods, primarily due to higher production as a result of the start of commercial production at Pueblo Viejo, partially offset by lower production at Goldstrike and Bald Mountain. Production at Cortez was higher than the same prior year period for the three month period and lower for the six month period.

Pueblo Viejo production for the three and six month periods ended June 30, 2013 was 122 thousand ounces and 218 thousand ounces, respectively, after achieving commercial production in January 2013. The increase in tons milled during the second quarter resulted from the ramp up of the autoclave facility and progress in resolving issues with certain components which affected production during the first quarter. Production in the first half of 2013 was lower than expected as a result of these ongoing modifications and repairs to the autoclave facility. The modifications are being implemented on all four autoclaves as they are available for maintenance and we anticipate being able to achieve and sustain planned production levels during the second half of the year. The new 215 megawatt power plant is expected to be commissioned on schedule in the third quarter. Production at Goldstrike decreased by 26% and 16% for the three and six month periods ended June 30, 2013,

BARRICK SECOND QUARTER 2013	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

respectively, mainly as a result of the processing of lower grade ore at the autoclave facility partially offset by increased process throughput. Production at Bald Mountain decreased by 54% and 45%, respectively, compared to the same year prior year periods mainly as a result of a decrease in ore tons placed on the leach pads as the mine goes through a significant development phase in 2013. Production at Cortez increased by 11% for the three month period ended June 30, 2013 and decreased by 4% for the six month period ended June 30, 2013, mainly as a result of greater ore tons placed on leach pads at lower grades and lower recoveries. Leach tons placed in second quarter 2013 were significant enough to offset the lower grades and recoveries, resulting in increased production; whereas, the leach tons placed during the six month period were not sufficient to offset the lower grades and recoveries.

Cost of sales for the three and six month periods ended June 30, 2013 were higher by 18% and 15%, respectively, compared to the same prior year periods, primarily as a result of bringing Pueblo Viejo into commercial production combined with higher processing costs at Goldstrike. This increase was partially offset by an increase in capitalized production phase stripping costs at Cortez, Bald Mountain, and Goldstrike. Adjusted operating costs were in line at $475 per ounce and $481 per ounce, respectively, for the three and six month periods ended June 30, 2013 compared to the same prior year periods primarily due to Cortez producing more ounces at a lower adjusted operating cost. Lower costs at Cortez are due to increased capitalized production phase stripping. All-in sustaining costs for the three and six months periods ended June 30, 2013 were lower by 11% and 7%, respectively, compared to the same prior year periods due the impact of higher ounces sold, partially offset by higher mine development capital expenditures.

Segment income for the three and six month periods ended June 30, 2013 was $675 million and $1,483 million, respectively, a decrease of 14% and 9% over the same prior year period. The decrease was primarily due to lower realized gold prices and the increase in cost of sales described above, partially offset by higher sales volumes. Capital expenditures for the three and six month periods ended June 30, 2013 were higher by 9% and 10%, respectively, compared to the same prior year periods, primarily due to increased minesite expansion capital.

We continue to expect full year production to be in the range of 3.55 to 3.70 million ounces and now expect adjusted operating costs to be in the range of $475 to $525 per ounce and all-in sustaining costs to be in the range of $750 to $800 per ounce for the region, both lower than our previous ranges of $495 to $545 per ounce and $820 to $870 per ounce, respectively.

Goldstrike Thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the quarter. This project allows for continued production from the autoclaves and brings forward production of about 3.5 million ounces in the mine plan. First gold production is expected in the third quarter 2014, with an average annual contribution of about 350 to 400 thousand ounces over the first full five years. Total project costs are expected to be about $450 million.

Goldrush and Cortez District

Over 40% of the exploration budget is allocated to North America, primarily Nevada. The Goldrush project is advancing through prefeasibility, and a number of development options are being considered, including open pit mining, underground mining, or a combination of both. These trade-off studies will provide a better understanding of the potential of this quality asset and the economic drivers for development, which will form the basis of the prefeasibility study. The overall project schedule remains on track. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

BARRICK SECOND QUARTER 2013	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

  South America

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	37,613	32,969	14%	74,916	65,091	15%
Ore tons processed (000s)	17,673	14,297	24%	34,475	28,249	22%
Average grade (ozs/ton)	0.026	0.030	(13%)	0.026	0.031	(16%)
Gold produced (000s/oz)	296	327	(9%)	666	778	(14%)
Cost of sales ($ millions)	$ 214	$ 161	33%	$ 450	$ 418	8%
Adjusted operating costs (per oz)[1]	$ 439	$ 459	(4%)	$ 424	$ 440	(4%)
All-in sustaining costs (per oz)[1]	$ 821	$ 929	(12%)	$ 765	$ 773	(1%)
Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$ 209	$ 227	(8%)	$ 526	$ 670	(21%)
Capital expenditures ($ millions)[3]	$ 100	$ 97	3%	$ 184	$ 182	1%

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Gold production for the three and six month periods ended June 30, 2013 were lower by 9% and 14%, respectively, compared to the same prior year periods. The decrease in production reflects lower production levels across all of our mines, particularly at Lagunas Norte and Veladero. Production at Lagunas Norte decreased by 6% and 20% for the three and six month periods ended June 30, 2013, respectively, primarily as a result of the scheduled decrease in head grade and a build-up of ounces placed on the leach pad. Production at Veladero decreased by 11% and 7% for the three and six month periods ended June 30, 2013, respectively, primarily as a result of the scheduled decrease in head grade and increased recoverable inventory in the leach pad.

Cost of sales for the three and six month periods ended June 30, 2013 were higher by 33% and 8%, respectively, compared to the same prior year periods. The increases were primarily due to generally higher commodity and labor inflation. Adjusted operating costs per ounce were lower by 4% and 4%, to $439 per ounce and $424 per ounce, respectively, for the three and six month periods ended June 30, 2013 compared to the same prior year periods, primarily due to increased silver by-product credits and increased ounces placed on the leach pad at Veladero, partially offset by inflationary pressures in commodities and labor. All-in sustaining costs for the three and six months periods ended June 30, 2013 were $821 per ounce and $765 per ounce, respectively, lower by 12% and 1%, respectively, compared to the same prior year periods, reflecting higher silver credits at Veladero, partially offset by higher sustaining capital expenditures.

Segment income for the three and six month periods ended June 30, 2013 was $209 million and $526 million, respectively, a decrease of 8% and 21%, respectively, over the same prior year periods. The decrease was primarily as a result of lower realized gold prices, partially offset by increased silver by-product revenue and capitalized production phase stripping. Capital expenditures for the three and six month periods ended June 30, 2013 were higher by 3% and 1%, respectively, compared to the same prior year periods, reflecting construction of Phase 5 leach pad and the Carbon-in-Column process plant at Lagunas Norte and the ARD water treatment plants at Pierina.

We continue to expect full year production to be in the range of 1.25 to 1.35 million ounces and now expect adjusted operating costs to be in the range of $475 to $525 per ounce, lower than our previous range of $550 to $600 per ounce. We continue to expect full year all-in sustaining costs to be in the range of $875 to $925 per ounce for the region.

BARRICK SECOND QUARTER 2013	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Australia Pacific

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	25,610	26,407	(3%)	47,961	52,041	(8%)
Ore tons processed (000s)	6,582	6,859	(4%)	13,012	13,329	(2%)
Average grade (ozs/ton)	0.081	0.075	8%	0.080	0.075	7%
Gold produced (000s/oz)	465	445	4%	912	871	5%
Cost of sales ($ millions)	$ 450	$ 490	(8%)	$ 906	$ 938	(3%)
Adjusted operating costs (per oz)[1]	$ 739	$ 842	(12%)	$ 763	$ 797	(4%)
All-in sustaining costs (per oz)[1]	$ 1,033	$ 1,201	(14%)	$ 1,065	$ 1,154	(8%)
Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$ 245	$ 247	(1%)	$ 519	$ 539	(4%)
Capital expenditures ($ millions)[3]	$ 117	$ 131	(11%)	$ 231	$ 248	(7%)

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Gold production for the three and six month periods ended June 30, 2013 were higher by 4% and 5%, respectively, compared to the same prior year periods, mainly due to increased production at Cowal and Porgera, partially offset by lower production at KCGM.

Production at Cowal increased by 42% and 40% for the three and six month periods ended June 30, 2013, respectively, as a result of higher grade ore being mined from the open pit. Production at Porgera increased by 18% and 15% for the three and six month periods ended June 30, 2013, respectively, benefiting from higher throughput and grade in 2013 with fewer operational disruptions compared to 2012. Production at KCGM decreased by 14% and 17% for the three and six month periods ended June 30, 2013, respectively, mainly due to lower grades from the open pit.

Cost of sales for the three and six month periods ended June 30, 2013 were lower by 8% and 3%, respectively, compared to the same prior year periods. The decreases were primarily due to lower direct operating costs across the region as sites continue to optimize their cost profiles, particularly with respect to natural gas, power and contract labor, a decrease in our effective Australian dollar exchange rates and an increase in capitalized production phase stripping costs at Porgera. Adjusted operating costs per ounce were down 12% and 4%, to $739 per ounce and $763 per ounce respectively, for the three and six month periods ended June 30, 2013 compared to the same prior year periods, primarily due to a reduction in cost of sales and the impact of increased production on unit production costs. All-in sustaining costs for the three and six months periods ended June 30, 2013 were $1,033 per ounce and $1,065 per ounce, respectively, lower by 14% and 8%, respectively, compared to the same prior year periods, reflecting lower direct operating costs across the region, increased production and a reduction in capital expenditures.

Segment income for the three and six month periods ended June 30, 2013 was $245 million and $519 million, respectively, a decrease of 1% and 4% over the same prior year period. The decrease was primarily due to lower realized gold prices, partially offset by a reduction in cost of sales.

Capital expenditures for the three and six month periods ended June 30, 2013 were lower by 11% and 7%, respectively, compared to the same prior year periods, reflecting lower sustaining capital expenditures at all sites, partially offset by an increase in capitalized production phase stripping at Porgera and Cowal.

We continue to expect full year production to be in the range of 1.70 to 1.85 million ounces and now expect adjusted operating costs to be in the range of $800 to $900 per ounce and all-in sustaining costs to be in the range of $1,100 to $1,200 per ounce for the region, both lower than our previous ranges of $880 to $950 per ounce and $1,200 to $1,300 per ounce, respectively.

BARRICK SECOND QUARTER 2013	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

  African Barrick Gold

  100% basis

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Total tons mined (000s)	16,690	13,046	28%	32,124	23,890	34%
Ore tons processed (000s)	2,319	2,028	14%	4,463	4,124	8%
Average grade (ozs/ton)	0.082	0.087	(6%)	0.079	0.084	(6%)
Gold produced (000s/oz)	165	153	8%	311	298	4%
Cost of sales ($ millions)	$ 210	$ 196	7%	$ 414	$ 374	11%
Adjusted operating costs (per oz)[1]	$ 894	$ 935	(4%)	$ 919	$ 912	1%
All-in sustaining costs (per oz)[1]	$ 1,416	$ 1,536	(8%)	$ 1,507	$ 1,465	3%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$ 2	$ 53	(96%)	$ 33	$ 111	(70%)
Capital expenditures ($ millions)[3]	$ 101	$ 82	23%	$ 206	$ 143	44%

[1]

Adjusted operating costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Gold production at ABG for the three and six month periods ended June 30, 2013 totaled 165 thousand ounces (Barrick’s share 122 thousand ounces) and 311 thousand ounces (Barrick’s share 230 thousand ounces), respectively, were higher by 8% and 4%, respectively, compared to the same prior year periods. The increase in production was primarily due to higher production at North Mara and Buzwagi, partially offset by lower production at Bulyanhulu and Tulawaka.

Production at North Mara increased by 52% and 67% for the three and six month periods ended June 30, 2013, respectively, mainly as a result of the processing of higher grade ore due to the opening of higher grade areas of the pit as a result of the waste stripping program that was undertaken over the past year, combined with an increase in mill recovery rates due to the higher grades and a gold plant upgrade that was completed in 2012. Production at Buzwagi increased by 36% and 21% for the three and six month periods ended June 30, 2013, respectively, mainly due to increased throughput and higher recoveries, partially offset by lower grades. Production at Bulyanhulu decreased by 21% and 29% for the three and six month periods ended June 30, 2013, respectively, mainly due to lower head grade and mining equipment availability issues, which had a negative impact on tons mined compared to the same prior year period. Towards the end of the current period, grades and equipment availability began to improve and further improvements are expected during the second half of 2013. Production at Tulawaka decreased compared to the same prior year periods as mining operations came to an end in first quarter 2013.

Cost of sales for the three and six month periods ended June 30, 2013 increased by 7% and 11%, respectively, compared to the same prior year periods, primarily due to higher direct mining costs as a result of increased mining activity as more tons were mined at Buzwagi and North Mara and higher tons processed at Buzwagi, overall cost inflation in input costs, and an increase in royalty rates (effective second quarter 2012), partially offset by an increase in capitalized production phase stripping costs at Buzwagi and North Mara. Adjusted operating costs per ounce were down 4% and up 1%, to $894 per ounce and $919 per ounce respectively, for the three and six month periods ended June 30, 2013 compared to the same prior year periods. The decrease in second quarter adjusted operating costs reflects the same factors impacting cost of sales, which was more than offset by the impact of higher production levels on unit production costs. All-in sustaining costs for the three month period ended June 30, 2013 were $1,416 per ounce, lower by 8%, compared to the same prior year periods due to lower adjusted operating costs and lower sustaining capital expenditures at North Mara. All-in sustaining costs for the six month period ended June 30, 2013 were $1,507 per ounce, higher by 3%, compared to the same prior year period due to higher adjusted operating costs and an increase in capitalized stripping costs at Buzwagi and North Mara in the second quarter, offset by the effect of greater sales volumes.

Segment income for the three and six month periods ended June 30, 2013 was $2 million and $33 million, respectively, a decrease of 96% and 70% over the same prior year period. The decrease was primarily due to the

BARRICK SECOND QUARTER 2013	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

lower realized gold price and higher cost of sales. Capital expenditures for the three and six month periods ended June 30, 2013 were higher by 23% and 44%, respectively, compared to the same prior year periods, primarily due to higher minesite expansion capital expenditures at Bulyanhulu related to the CIL expansion project and higher capitalized stripping costs at Buzwagi, partially offset by lower sustaining capital at all sites.

We continue to expect full year equity gold production reflecting our 73.9% ownership of ABG to be in the range of 0.400 to 0.450 million ounces at adjusted operating costs of $925 to $975 per ounce and at all-in sustaining costs of $1,550 to $1,600 per ounce for the region. This all-in sustaining cost guidance does not take into account the implementation of ABG’s operational review.

  Capital Projects

   Summary of Financial and Operating Data

($ millions)	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Segment income (loss)	(155)	(32)	384%	(217)	(47)	362%
Capital expenditures - initial capital[1]
Pascua-Lama	440	533	(17%)	1,028	854	20%
Pueblo Viejo[2]	-	160	(100%)	-	253	(100%)
Cerro Casale	3	1	300%	6	11	(45%)
Donlin	2	5	(60%)	6	8	(25%)
Capital expenditures - Infrastructure[1]
Pascua-Lama	12	8	50%	35	8	338%
Pueblo Viejo[2]	-	24	(100%)	-	28	(100%)
Total capital expenditures	$ 457	$ 731	(37%)	$ 1,075	$ 1,162	(7%)
Currency hedge impact (gain) / loss[3]	(27)	(4)	575%	(35)	(9)	289%
Adjusted capital expenditures	430	727	(41%)	1,040	1,153	(10%)
Capital commitments[4]				$ 469	$ 1,704	(72%)

[1]	Amounts presented represent our share of capital expenditures on an accrual basis excluding capitalized interest.
[2]	Amounts reflect our Pueblo Viejo project cost before reaching commercial production up to December 2012. Amounts from January 2013 are recorded in North America segment.
[3]	Amounts presented include impacts of our hedge and non-hedge contracts for pre-production capital at our Pascua-Lama and Cerro Casale projects.
[4]	Capital commitments represent purchase obligations as at June 30 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.

The decrease in capital expenditures in second quarter 2013 primarily relates to the decrease of expenditures at Pueblo Viejo, as it entered commercial production in January 2013 and amounts are now recorded in the North America segment, combined with the lower spending at our Pascua-Lama project as a result of reduced construction activities.

In addition, $89 million and $134 million in care and maintenance costs and severance and demobilization costs related to Pascua-Lama and Jabal Sayid were recognized in other expense for the three and six month periods ended June 30, 2013, respectively.

An update on our Pascua-Lama project is provided on pages 16 to 17 of this MD&A.

BARRICK SECOND QUARTER 2013	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Global Copper

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Copper produced (millions of lbs)	134	109	23%	261	226	15%
Cost of sales ($ millions)	$ 270	$ 296	(9%)	$ 577	$ 583	(1%)
C1 cash costs (per lb)[1]	$ 1.75	$ 2.21	(21%)	$ 2.08	$ 2.13	(2%)
C3 fully allocated costs (per lb)[1]	$ 2.27	$ 2.78	(18%)	$ 2.61	$ 2.73	(4%)
Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2013	2012	% Change	2013	2012	% Change
Segment income ($ millions)[2]	$ 128	$ 89	44%	$ 179	$ 247	(28%)
Capital expenditures ($ millions)[3]	$ 123	$ 214	(43%)	$ 224	$ 347	(35%)

[1]

C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 48 of this MD&A

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Copper production for the three and six month periods ended June 30, 2013 was 134 million pounds and 261 million pounds, respectively, 23% and 15% higher than the same prior year periods. Production at Lumwana increased by 81% and 56% for the three and six month periods ended June 30, 2013, respectively, primarily due to higher mill throughput and the processing of higher grade ore. Production at Zaldívar decreased by 5% and 7% for the three and six month periods ended June 30, 2013, respectively, mainly due to lower production from the heap leach as a result of lower sulfides recovery; partially offset by higher production from the dump leach due to better ore grades and more tons processed.

Cost of sales for the three and six months periods ended June 30, 2013 were 9% and 1% lower, respectively, from the same prior year periods, primarily due to lower unit operating expenses during the quarter at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded in the fourth quarter of 2012, which more than offset the cost associated with higher sales volumes. C1 cash costs for the three and six month periods ended June 30, 2013 were $1.75 per pound and $2.08 per pound, respectively, down 21% and 2%, respectively, from the same prior year periods. The decrease is primarily due to the reduction in contract mining costs at Lumwana as a result of a reduction in waste stripping as a result of our re-sequencing of the mine plan to better balance mobile equipment availability. C3 fully allocated costs per pound for the three and six month periods ended June 30, 2013 were $2.27 per pound and $2.61 per pound, respectively, down 18% and 4%, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs.

Segment income for the three and six month periods ended June 30, 2013 was $128 million and $179 million, respectively, an increase of 44% and decrease of 28% over the same prior year period. The increase in the quarter was the result of higher copper sales volumes combined with lower unit costs at Lumwana, which more than offset the lower realized price. The decrease for the six month period was the result of lower realized copper prices and higher unit costs at Zaldívar. Capital expenditures for the three and six month periods ended June 30, 2013 were lower by 43% and 35%, respectively, compared to the same prior year periods, reflecting lower capital expenditures at Lumwana as development of the Chimiwungo pit is complete and lower capital expenditures at Jabal Sayid as the process infrastructure construction is now complete.

We now expect full year copper production to be in the range of about 500 to 540 million pounds, within our original guidance range of 480 to 540 million pounds at C1 cash costs in the range of $1.95 to $2.15 per pound and C3 fully allocated costs in the range of $2.50 to $2.75 per pound, both lower than our previous ranges of $2.10 to $2.30 per pound and $2.60 to $2.85 per pound, respectively.

Jabal Sayid

During the second quarter, $18 million was invested in the HCIS compliance project which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received. Management is also using the opportunity in 2013 to study alternate hauling/hoisting options from the underground mine with the goal of improving LOM cash flow when it comes into production.

BARRICK SECOND QUARTER 2013	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound[3] in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. We are progressing discussions with DMMR to try to resolve this situation. Should this not be successful, alternatives, such as further curtailing or suspending activities on site until a resolution is achieved, are being studied.

[3]	Does not include escalation for future inflation.

BARRICK SECOND QUARTER 2013	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

  FINANCIAL CONDITION REVIEW

  Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2013	As at December 31, 2012
Total cash and equivalents	$ 2,422	$ 2,097
Working capital	3,415	2,884
Non-current assets	33,142	41,721
Other assets	916	776
Total Assets	$ 39,895	$ 47,478
Non-current liabilities excluding long-term debt	5,578	6,330
Debt	15,793	13,943
Other liabilities	2,453	2,569
Total Liabilities	$ 23,824	$ 22,842
Total shareholders’ equity	13,521	21,972
Non-controlling interests	2,550	2,664
Total Equity	$ 16,071	$ 24,636
Dividends	$ 400	$ 750
Debt	$ 15,793	$ 13,943
Total common shares outstanding (millions of shares)[1]	1,001	1,001
Key Financial Ratios:
Current ratio[2]	1.77:1	1.30:1
Debt-to-equity[3]	0.98:1	0.57:1
Debt-to-total capitalization[4]	0.49:1	0.46:1
Adjusted return on equity[5]	15%	18%

[1]	Total common shares outstanding do not include 7.6 million stock options. The increase from December 31, 2012 is due to the exercise of stock options.
[2]	Represents current assets divided by current liabilities as at June 30, 2013 and December 31, 2012.
[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2013 and December 31, 2012.
[4]	Represents debt divided by capital stock and long-term debt as at June 30, 2013 and December 31, 2012.
[5]	Represents adjusted net earnings divided by average shareholders’ equity as at June 30, 2013 and December 31, 2012.

Balance Sheet Review

Total assets were $40 billion at June 30, 2013, a decrease of $7.6 billion, or 16%, compared to December 31, 2012. The decrease primarily reflects impairments against the carrying value of non-current assets, including $5.1 billion against our Pascua-Lama project and $2.3 billion in goodwill impairments in our global copper, Australian Pacific, Capital Projects and African Barrick Gold segments. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities increased by $1.0 billion or 4% compared to December 31, 2012, largely due to a net increase in debt of $1.85 billion, offset by a decrease in provisions and accounts payable.

Shareholders’ Equity

As at July 17, 2013	Number of shares
Common shares	1,001,152,326
Stock options	7,482,064

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For the second quarter 2013, other comprehensive income was a loss of $274 million on an after-tax basis. The loss reflected losses of $73 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $109 million for gains on hedge contracts designated for the second quarter 2013 that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure; $21 million of crystallized hedge gains which no

BARRICK SECOND QUARTER 2013	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

longer qualified for hedge accounting treatment; $20 million of losses recorded as a result of changes in the fair value of investments held during the year; $77 million in losses for currency translation adjustments, partially offset by $15 million of losses transferred to earnings related impaired investments; and an $11 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at June 30, 2013 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $230 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years including $235 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012, $45 million in crystallized hedge gains related to our silver contracts as well as $15 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2013, our total debt was $15.8 billion (debt net of cash and equivalents was $13.4 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.98:1 and 0.49:1, respectively. This compares to debt as at December 31, 2012 of $13.9 billion (debt net of cash and equivalents was $11.8 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.57:1 and 0.46:1, respectively. The majority of our outstanding long-term debt matures at various dates beyond 2013. In May 2013, we issued $3.0 billion of debt (refer to note 18 for further details), using $2.0 billion of the net proceeds to repay existing indebtedness on our $4.0 billion revolving credit facility that expires in January 2018 (“2012 Credit Facility”).

At current market gold and copper prices, we expect to generate negative free cash flow in 2013. This is primarily due to expected full year total capital expenditures of about $4.5 to $5.0 billion, including $1.8 to $2.0 billion at our Pascua-Lama project. We also have approximately $0.6 billion of debt maturing in the remainder of 2013 and dividend payments that will also impact our overall liquidity. As part of our disciplined capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment.

We are also making divestments of non-core assets and assets that do not meet our investment criteria, completing the sale of our oil & gas business in third quarter 2013. The company’s Board of Directors has authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity4.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and securities issuances. The key financial covenant in the 2012 Credit Facility (undrawn as at June 30, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $6.3 billion as at June 30, 2013). Our credit ratings and general market conditions, among other things, impact our ability to access the market for debt securities as well as our cost of borrowing and the terms of such borrowing. In April 2013, Moody’s and S&P each downgraded their ratings on our long-term debt, to Baa2 and BBB, respectively, and re-iterated those investment grade ratings (defined as Baa3 and BBB- or higher, respectively) upon our successful issuance of $3 billion of debt securities during the quarter.

[4]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2013	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and equivalents and cash flow

Total cash and cash equivalents as at June 30, 2013 were $2.4 billion5. At quarter end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

Our primary source of liquidity is operating cash flow. In the first half of 2013, we generated $2.0 billion in operating cash flow, compared to $2.3 billion of operating cash flow in the first half of 2012. The decrease in operating cash flow primarily reflects lower net earnings, partially offset by a decrease in income tax payments. The most significant driver of the change in operating cash flow is market gold and copper prices. Future changes in those market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The table below illustrates the impact of changes in gold and copper prices on our earnings and cash flow on an annualized basis, assuming the mid-point of our expected 2013 production levels.

	Change in price	Annualized approximate impact on adjusted net earnings and operating cash flow
Gold	+/-100/oz	+/-$500 million
Copper	+ $0.50/ lb1	+$ 120 million
Copper	- $0.50/lb1	-$90 million

[1]	Using copper collars, approximately 50% of our expected 2013 production is hedged at a range of $3.50/lb to $4.25/lb.

The increase in working capital primarily relates to an increase in inventories and a decrease in accounts payable and other current liabilities. The increase in inventory is related to an increase in ore in stockpiles, principally at Goldstrike and Veladero, partially offset by a decrease at Cortez (refer to the table below for a summary of changes in our working capital balances).

[5]	Includes $321 million cash held at ABG, which may not be readily deployed outside ABG.

Working Capital

	As at June 30,	As at December 31,
(in $ millions)	2013	2012
Raw materials
Ore in stockpiles[1]	$ 2,010	$ 1,976
Ore on leach pads	667	590
Mine operating supplies	1,160	1,096
Work in process	294	328
Finished products	234	150
Other current assets	70	125
Accounts receivable	424	449
VAT and fuel tax receivables[2]	880	739
Accounts payable and other current liabilities	(2,324)	(2,569)
Working capital	$ 3,415	$ 2,884

[1]	Includes long-term stockpiles of $1,542 million (2012: $1,555 million).
[2]	Includes long-term VAT and fuel tax receivables of $613 million (2012: $513 million).

The principal uses of operating cash flow are to fund our capital expenditures, including construction activities at Pascua-Lama and dividend and interest payments.

Cash used in investing activities amounted to $3.1 billion in the first half of 2013, a decrease of $54 million compared to the same prior year period, primarily due to a decrease in capital expenditures. Capital expenditures, on a cash basis, were $2.9 billion for the six month period ended June 30, 2013, a decrease of 4% compared to the same prior year period. The decrease is primarily due to a decrease in sustaining capital, most notably at Cortez and Lumwana; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu. Project capital expenditures were largely unchanged as increases at Pascua-Lama were more than offset by decreases at Pueblo Viejo and Jabal Sayid.

BARRICK SECOND QUARTER 2013	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Operating inflows	$ 896	$ 919	$ 1,992	$ 2,293
Investing activities
Capex - minesite sustaining	$ (304)	$ (443)	$ (599)	$ (757)
Capex - mine development	(349)	(380)	(666)	(701)
Capex - minesite expansion[1]	(131)	(44)	(242)	(71)
Project capex - initial capital[1]	(664)	(802)	(1,259)	(1,498)
Project capex - infrastructure[1]	(108)	(47)	(175)	(48)
Other	(34)	-	(157)	(77)
Total investing outflows	$ (1,590)	$ (1,716)	$ (3,098)	$ (3,152)
Financing activities
Net change in long-term debt	$ 994	$ 630	$ 1,839	$ 623
Dividends	(200)	(200)	(400)	(350)
Funding from non-controlling interests	19	118	32	258
Other	(22)	(79)	(21)	(89)
Total financing (outflows) inflows	$ 791	$ 469	$ 1,450	$ 442
Effect of exchange rate	(9)	(4)	(11)	4
Change in cash and equivalent	88	(332)	333	(413)

[1]	The amounts include capitalized interest of $91 million for the three months ended June 30, 2013 (2012: $177 million) and $138 million for the six months ended June 30, 2013 (2012: $254 million).

Financing activities in the first half of 2013 reflect the issuance of $3.0 billion in debt, partially offset by debt repayments of $1.2 billion and dividend payments of $400 million, resulting in a net financing cash inflow of $1,450 million. This compares to a net financing cash inflow in the first half of 2012 of $442 million, which primarily consists of $2.0 billion in debt securities, $258 million in funding received from non-controlling interests, partially offset by $1.4 billion of debt repayments and dividend payments of $350 million.

Financial Instruments

As of June 30, 2013, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $79 million), four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 30%. We have 17 counterparties with which we are in a net liability position, for a total net liability of $103 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK SECOND QUARTER 2013	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Summary of Financial Instruments

  As at June 30, 2013

Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,422	million	• Credit
				• Credit
Accounts receivable		$ 424	million	• Market
				• Market
Available-for-sale securities		$ 30	million	• Liquidity
Accounts payable		$ 1,840	million	• Interest rate
Debt		$ 15,893	million	• Interest rate
Restricted share units		$ 20	million	• Market
Deferred share units		$ 4	million	• Market
	CAD	425	million	• Credit
	CLP	138,000	million	• Market/liquidity
	AUD	1,820	million	• Interest rate
Derivative instruments - currency contracts	ZAR	1,269	million
				• Market/liquidity
				• Credit
Derivative instruments - copper contracts		147	million lbs	• Interest rate
				• Market/liquidity
				• Credit
Derivative instruments - energy contracts	Diesel	7	million bbls	• Interest rate
	Receive float interest rate swaps	$ 111	million	• Market/liquidity
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 200	million	• Interest rate

Commitments and Contingencies

Capital Expenditures Not Yet Committed

We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from preliminary exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects were at an advanced stage at June 30, 2013, Pascua-Lama and Jabal Sayid (Please refer to pages 16-17 and pages 32-33 for further details.)

Litigation and Claims

We are currently subject to various litigation as disclosed in note 22 to the consolidated interim financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK SECOND QUARTER 2013	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due As at June 30, 2013
($ millions)	2013	[1]	2014	2015	2016	2017	2018 and thereafter	Total
Debt[2]
Repayment of principal	$ 560		$ 1,140	$ 198	$ 1,606	$ 106	$ 12,091	$ 15,701
Capital leases	19		41	38	32	28	34	192
Interest	583		616	596	572	535	5,972	8,874
Provisions for environmental rehabilitation[3]	68		135	117	74	78	2,079	2,551
Operating leases	22		23	22	16	14	53	150
Restricted share units	1		14	5	-	-	-	20
Pension benefits and other post-retirement benefits	12		23	22	22	22	104	205
Derivative liabilities[4]	31		39	50	30	4	-	154
Purchase obligations for supplies and consumables[5]	432		329	228	89	89	270	1,437
Capital commitments[6]	677		2	-	-	-	-	679
Social development costs	54		30	27	25	7	62	205
Total	$ 2,459		$ 2,392	$ 1,303	$ 2,466	$ 883	$ 20,665	$ 30,168

[1]	Represent the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2013. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 18 to the consolidated interim financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]

Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at June 30, 2013 mainly relate to construction capital at Pascua-Lama.

ADOPTION OF ADVANCE NOTICE BY-LAW

On July 31, 2013, Barrick’s Board of Directors approved the adoption of an advance notice by-law (the “By-law”), which requires advance notice to the Company in circumstances where nominations for election as a director of the Company are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”) or a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information and other documentation that a shareholder must provide for a notice to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The By-law is effective immediately. At the next annual meeting of shareholders of the Company, shareholders will be asked to confirm and ratify the By-law. A copy of the By-law is available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2013	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information

	2013		2012			2011[1]
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$ 3,201	$ 3,437	$ 4,189	$ 3,436	$ 3,244	$ 3,644	$ 3,761	$ 3,971
Realized price - gold[2]	1,411	1,629	1,714	1,655	1,608	1,691	1,664	1,743
Realized price - copper[2]	3.28	3.56	3.54	3.52	3.45	3.78	3.69	3.54
Cost of sales	1,832	1,844	2,125	1,775	1,729	1,753	1,705	1,694
Net earnings (loss)[3]	(8,555)	847	(3,013)	649	787	1,039	959	1,365
Per share (dollars)[3,4]	(8.55)	0.85	(3.01)	0.65	0.79	1.04	0.96	1.37
Adjusted net earnings[3,5]	663	923	1,174	880	821	1,096	1,166	1,379
Per share (dollars)[3,4,5]	0.66	0.92	1.18	0.88	.82	1.10	1.17	1.38
Operating cash flow	896	1,085	1,832	1,847	919	1,374	1,224	1,902
Adjusted operating cash flow[5]	$ 804	$ 1,158	$ 1,912	$ 1,382	$ 919	$ 1,476	$ 1,299	$ 2,004

[1]	2011 information has not been restated to reflect IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine.
[2]

Per ounce/pound weighted average. Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 48 of this MD&A.

[3]	Sum of all the quarters may not add up to the yearly total due to rounding.
[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]

Adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 46 of this MD&A.

Our financial results for the past several quarters reflect a trend of spot gold prices that have fluctuated around historically high levels, but declined in recent quarters, and increasing gold and copper production costs, mainly caused by inflationary pressures. This has translated into fluctuating net earnings and adjusted operating cash flow levels depending on the gold and copper realized prices and production levels each quarter. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $3.8 billion (net of tax effects).

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements. A summary of current accounting policy changes is disclosed in note 2(B) of the accompanying interim consolidated financial statements.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2012 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

BARRICK SECOND QUARTER 2013	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

As described on page 18 of this report, we are conducting an ongoing company-wide overhead and operational review, which has reduced its corporate office staff by approximately 30 percent and made other significant job reductions at regional locations. As part of this organizational review and changes in roles and responsibilities, management will assess the impact on internal control over financial reporting and disclosure.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim financial statements.

Accounting for impairment of non-current assets

Estimation uncertainty

Our accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. Significant judgments are required in making such estimates, including the selection of appropriate valuation methods (e.g., market multiples, net present value of estimated cash flows) and the relative weighting of values determined by different valuation methods. Significant judgments and assumptions are also required in applying valuation methods, including: (i) for market multiple methods, those with respect to volumes of reserves and resources, the selection and weighting of comparable transactions, and adjustments for factors such as country risk and changes in economic factors to achieve greater comparability; and, (ii) for net present value methods, those with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

In second quarter 2013, our assumptions for future metal prices were made in a period of extreme volatility in such prices.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. Our estimates of volumes of reserves and resources and future production levels and operating and capital costs used in the impairment review in our annual financial statements are prepared following our extensive LOM planning process, completed annually in the fourth quarter. In second quarter 2013, these estimates have been prepared based on our 2012 LOM plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of our annual LOM planning process.

Changes in any of the assumptions or estimates used in determining the fair value less cost of disposal could materially impact the impairment analysis.

Goodwill impairment test

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. In second quarter 2013, we determined there were potential indicators of impairment for goodwill, including, a significant decrease in our estimated long-term metal prices, the carrying amount of our consolidated net assets being more than our market capitalization, and the regulatory challenges to the Pascua-Lama project in May 2013. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for a potential goodwill impairment. Impairment is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than its value in use (“VIU”). In second quarter 2013, we recorded goodwill impairment charges of $2.3 billion (2012: nil), consisting of $1.0 billion related to our copper segment (2012: nil), $649 million (2012: nil) related to our Australia Pacific segment, $397 million (2012: nil) related to our Capital Projects segment and $185 million (2012: nil) related to African Barrick Gold.

Gold and Capital Projects

With the exception of the Pascua-Lama component of the capital projects segment, FVLCD for each of the gold segments and the capital projects segment was

BARRICK SECOND QUARTER 2013	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed an estimated long-term gold price of $1,300 per ounce (fourth quarter 2012: $1,700 per ounce) and an estimated long-term silver price of $23 per ounce (fourth quarter 2012: $32 per ounce) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we have made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, have not yet been updated to reflect the lower metal prices. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segment of 5% (fourth quarter 2012 average real weighted cost of capital of 5%). Gold companies generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each Cash Generating Unit (“CGU”) within each gold segment and the Capital Projects segment based on the NAV multiples observed in the market in recent periods. In second quarter 2013, we used an average NAV multiple of approximately 1.2 (fourth quarter 2012: 1.2). The fair value for Pascua-Lama was determined by considering both the NPV as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset. We also determined the fair value for selected assets within Australia based on recent experience in the market for comparable assets.

We recorded a non-current asset impairment charge of $5.1 billion (after any related income tax effects) for Pascua-Lama in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our capital projects segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $397 million, representing all of the goodwill in the segment as the other capital project of Cerro Casale had its recoverable amount reduced to approximately carrying value. The FVLCD of our capital projects segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project.

We recorded non-current asset impairment charges of $219 million (after any related income tax effects) for various CGUs in our Australia Pacific gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our Australia Pacific gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $649 million. The FVLCD of our Australia Pacific gold segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold price assumption.

We recorded non-current asset impairment charges of $502 million (after any related income tax and non-controlling interest effects) for various CGUs in our African Barrick Gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our African Barrick Gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $185 million, representing all of the goodwill in the segment. The FVLCD of our African Barrick Gold segment was negatively impacted in second quarter 2013 by significant changes in the LOM plans for various assets in the segment.

BARRICK SECOND QUARTER 2013	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

For our copper segment, with the exception of Lumwana, the FVLCD was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed a long-term copper price of $3.25 per pound (fourth quarter 2012: $3.65 per pound) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we have made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, have not yet been updated to reflect the lower metal prices. The future cash flows for each copper mine were discounted using a real weighted average cost of capital ranging from 6% to 8% depending on the location and market risk factors for each mine, which results in an average real weighted cost of capital for the copper segment of approximately 7% (fourth quarter 2012 average real weighted cost of capital of 7%). Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound base primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the on-going optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

We recorded a non-current asset impairment charge of $401 million (after any related income tax effects) for the Jabal Sayid project in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $1.0 billion. The FVLCD of our copper segment was negatively impacted in second quarter 2013 by the decrease in our long-term copper price assumption which significantly impacted Jabal Sayid and Zaldívar.

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. In second quarter 2013, we determined there were potential indicators of impairment as noted above. The recoverable amount is calculated using the same FVLCD approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the three months ended June 30, 2013, we recorded impairment charges of $6.4 billion (after any related income tax and non-controlling interest effects) (2012: nil) for non-current assets, as summarized in the table below:

($ millions)	For the three months ended June 30
	2013	2012
Copper goodwill	1,033	-
Australia Pacific goodwill	649	-
Capital projects goodwill	397	-
ABG Goodwill	185
Total goodwill impairment charges	$ 2,264	-
Pascua-Lama	$ 5,111	-
Buzwagi	423	-
Jabal Sayid	401	-
Kanowna	107	-
North Mara	79
Granny Smith	73	-
Plutonic	14	-
Darlot	25	-
Exploration	89	-
Pierina	98	-
Highland	-	-
Available for sale investments	13	25
Other	10	-
Total after-tax asset impairment charges	$ 6,443	$ 25
Total after-tax impairment charges	$ 8,707	$ 25
Related income tax effects and NCI	$ 620	$ 3
Total impairment charges/(reversals)[1]	$ 9,327	$ 28

The significant decrease in our long-term gold and silver price assumptions in second quarter 2013, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases were considered potential indicators of impairment, and, accordingly, we performed an impairment assessment for Pascua-Lama as at June 30, 2013. As a result of this assessment, we have recorded an after-tax impairment charge of $5.1 billion, related to the carrying value of the PP&E at Pascua-Lama in the second quarter of 2013.

In second quarter 2013, we recorded an after-tax impairment charge of $401 million (2012: nil) related to the Jabal Sayid project in our copper segment, primarily as a result of the decrease our long-term copper price assumption in second quarter 2013.

BARRICK SECOND QUARTER 2013	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

In second quarter 2013, we recorded an after-tax impairment charges in our ABG segment of $423 million (2012: nil) related to the Buzwagi mine and $79 million (2012: nil) related to North Mara, primarily as a result of the significant changes in the LOM plans for the assets.

In second quarter 2013, we recorded an after-tax impairment charge of $219 million (2012: nil) related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific gold segment, primarily as a result of the significant decrease in our long-term gold price assumption in second quarter 2013.

In second quarter 2013, we recorded an after-tax impairment charge of $98 million (2012: nil) related to the Pierina mine in our South America gold segment, as a result of a significant change to the mine plan and also the significant decrease in our long-term gold price assumption in second quarter 2013.

For the six months ended June 30, 2012, we recorded an after-tax impairment charge of $85 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

Key assumptions and sensitivities

The key assumptions and estimates used in determining the recoverable amount (FVLCD) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are assessed. We performed a sensitivity analysis on all key assumptions and estimates that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

As at June 30, after reflecting the impairments noted above for Pascua-Lama, Jabal Sayid, Kanowna, Granny Smith, Plutonic, Darlot, Pierina, Buzwagi and North Mara non-current assets, the recoverable amount of these assets is equal to their carrying amount. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to the non-current assets. As at June 30, 2013, the carrying amounts were as noted below:

Pascua-Lama	$1,500
Jabal Sayid	1,022
North Mara	502
Buzwagi	354
Granny Smith	146
Darlot	45
Kanowna	42
Plutonic	38
Pierina	-

The fair value of our Veladero mine exceeds its carrying value by approximately $83 million. Therefore a significant decrease in gold prices or increase in operating or capital costs would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Veladero is $1,092 million. In addition, the fair value of Lumwana is approximately equal to its carrying value, and therefore any significant change in copper prices, operating costs, capital costs or observable market valuation metrics for comparable copper assets, would, in isolation, cause the estimated recoverable amount to be less than the carrying value. The current carrying value of Lumwana is approximately $943 million.

In May 2013, we announced that our Pueblo Viejo mine had reached an agreement in principle with the Government of the Dominican Republic (“the Government”) concerning amendments to the Special Lease Agreement. The proposed amendments, which are still being negotiated, will result in significant additional and accelerated tax revenues to the Government. Based on our current assessment of the economic impact of these amendments, the carrying value of the project is recoverable.

We are currently in the process of updating our LOM plans to maximize cash flows at lower long-term metal price assumptions compared to the prices used in our current LOM plans. This could have a significant impact on our year-end 2013 proven and probable reserves and expected future production levels. A significant change in the LOM plan for a mine would be considered a potential indicator of impairment and therefore would require us to conduct an impairment assessment. We expect to complete our revised LOM plans in fourth quarter 2013 and will make the assessment at that time.

BARRICK SECOND QUARTER 2013	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2012 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry made up of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick is voluntarily adopting the definition of these metrics starting with this MD&A.

The “all-in sustaining costs” measure is similar to our presentation in previous reports, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

The new “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs, which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations that significantly increase the productive capacity of the mine), and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that “All-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

This quarter we have also renamed the non-GAAP measure “total cash costs” with “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

We have also calculated these metrics on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production.

The table on page 47 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition.

BARRICK SECOND QUARTER 2013	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30

	2013	2012	2013	2012
Net earnings (losses) attributable to equity holders of the Company	$ (8,555)	$ 787	$ (7,708)	$ 1,826
Impairment charges related to intangibles, property, plant and equipment, and investments	8,707	25	8,712	118
Acquisition/disposition adjustments	460	(6)	455	(14)
Foreign currency translation (gains)/losses	(8)	17	55	12
Acquisition related costs	-	1	-	-
Non-recurring tax adjustments	-	(29)	-	(29)
Non-recurring other expenses	82	22	112	23
Unrealized (gains)/losses on non-hedge derivative instruments	(23)	4	(40)	(19)
Adjusted net earnings	$ 663	$ 821	$ 1,586	$ 1,917
Net earnings (losses) per share[2]	(8.55)	0.79	(7.70)	1.83
Adjusted net earnings per share[2]	0.66	0.82	1.58	1.92
Average shareholders’ equity	$ 18,034	$ 24,464	$ 17,747	$ 24,055
Adjusted return on equity[3]	15%	13%	18%	16%

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

  Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Operating cash flow	$ 896	$ 919	$ 1,992	$ 2,293
Settlement of currency and commodity contracts	(148)	-	(74)	-
Settlement of contingent consideration	-	-	-	50
Non-recurring tax payments	56	-	56	52
Adjusted operating cash flow	$ 804	$ 919	$ 1,974	$ 2,395
Capital expenditures	(1,556)	(1,716)	(2,941)	(3,075)
Free cash flow	($ 752)	($ 797)	($ 967)	($ 680)

BARRICK SECOND QUARTER 2013	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Adjusted Operating Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce

($ millions, except per ounce information in dollars)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Cost of sales	$ 1,576	$ 1,442	$ 3,084	$ 2,880
Cost of sales applicable to non-controlling interests[1]	(110)	(52)	(185)	(100)
Cost of sales applicable to ore purchase arrangement	(19)	(35)	(47)	(81)
Other metal sales	(51)	(32)	(104)	(66)
Realized non-hedge gains/losses on fuel hedges	(3)	3	(9)	6
Corporate social responsibility costs related to current operations	15	11	21	21
Treatment and refinement charges	2	-	3	1
Total production costs	$ 1,410	$ 1,337	$ 2,763	$ 2,661
Depreciation	($ 381)	($ 318)	($ 724)	($ 644)
Impact of Barrick Energy	(26)	(20)	(49)	(45)
Adjusted operating costs	$ 1,003	$ 999	$ 1,990	$ 1,972
General & administrative costs	67	100	157	205
Rehabilitation - accretion and amortization (operating sites)	35	35	77	71
Mine on-site exploration and evaluation costs	17	29	28	49
Mine development expenditures[2]	314	293	586	575
Sustaining capital expenditures[2]	234	338	482	602
All-in sustaining costs	$ 1,670	$ 1,794	$ 3,320	$ 3,474
Corporate social responsibility costs not related to current operations	7	4	9	9
Rehabilitation - accretion and amortization not related to current operations	3	4	5	7
Exploration and evaluation costs (non-sustaining)	26	45	62	98
Non-sustaining capital expenditures[2]
Pascua-Lama	452	541	1,063	862
Pueblo Viejo	28	184	17	280
Cortez	51	19	96	28
Goldstrike thiosulphate project	57	24	96	42
Bulyanhulu CIL	21	1	38	1
Other	4	6	12	19
All-in costs	$ 2,319	$ 2,622	$ 4,718	$ 4,820
Ounces sold - consolidated basis (000s ounces)	1,940	1,734	3,754	3,560
Ounces sold - non-controlling interest (000s ounces)[1]	(125)	(44)	(192)	(87)
Ounces sold - equity basis (000s ounces)	1,815	1,690	3,562	3,473
Total production costs per ounce[3]	$ 776	$ 791	$ 775	$ 766
Adjusted operating costs per ounce[3]	$ 552	$ 591	$ 558	$ 568
Adjusted operating costs per ounce (on a co-product basis)[3]	$ 580	$ 610	$ 587	$ 587
All-in sustaining costs per ounce[3]	$ 919	$ 1,061	$ 931	$ 1,000
All-in sustaining costs per ounce (on a co-product basis)[3]	$ 947	$ 1,080	$ 960	$ 1,019
All-in costs per ounce[3]	$ 1,276	$ 1,549	$ 1,323	$ 1,387
All-in costs per ounce (on a co-product basis)[3]	$ 1,304	$ 1,568	$ 1,352	$ 1,406

[1]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2013	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Reconciliation of Copper Cost of Sales to C1 Cash Costs per pound and C3 Fully Allocated Costs per pound

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Cost of sales	$ 270	$ 296	$ 577	$ 583
Depreciation/amortization	(56)	(68)	(95)	(120)
Treatment and refinement charges	29	21	58	45
Corporate social responsibility costs	1	2	2	2
Less: royalties	(12)	(8)	(24)	(12)
Less: non-routine charges	6	12	5	-
Other metal sales	-	-	(1)	(1)
C1 cash cost of sales	$ 238	$ 255	$ 522	$ 497
Depreciation/amortization	56	68	95	120
Royalties	12	8	24	12
Non-routine charges	(6)	(12)	(5)	-
Administration costs	3	2	9	5
Other expense (income)	6	-	9	4
C3 fully allocated cost of sales	$ 309	$ 321	$ 654	$ 638
Pounds sold - consolidated basis (millions pounds)	135	116	250	234
C1 cash cost per pound[1]	$ 1.75	$ 2.21	$ 2.08	$ 2.13
C3 fully allocated cost per pound[1]	$ 2.27	$ 2.78	$ 2.61	$ 2.73

[1]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

  Reconciliation of Sales to Realized Price per ounce/per pound

	For the three months ended June 30				For the six months ended June 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2013	2012	2013	2012	2013	2012	2013	2012
Sales	$ 2,729	$ 2,816	$ 421	$ 396	$ 5,691	$ 5,938	$ 804	$ 841
Sales applicable to non-controlling interests	(163)	(70)	-	-	(271)	(143)	-	-
Sales attributable to ore purchase agreement	(19)	(41)	-	-	(46)	(90)	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	4	(6)	(18)	1	1	(10)	(37)
Treatment and refinement charges	2	-	29	21	3	1	58	45
Export duties	12	8	-	-	28	25	-	-
Revenues - as adjusted	$ 2,561	$ 2,717	$ 444	$ 399	$ 5,406	$ 5,732	$ 852	$ 849
Ounces/pounds sold (000s ounces/millions pounds)	1,815	1,690	135	116	3,562	3,473	250	234
Realized gold/copper price per ounce/pound[1]	$ 1,411	$ 1,608	$ 3.28	$ 3.45	$ 1,518	$ 1,651	$ 3.41	$ 3.62

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2013	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2013	2012 (restated - note 2B)	2013	2012 (restated - note 2B)

Revenue (notes 5 and 6)	$ 3,201	$3,244	$6,600	$6,846
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,832	1,729	3,642	3,439
Corporate administration	43	57	88	105
Exploration and evaluation (note 8)	58	85	106	156
Other expense (income) (note 10A)	204	124	346	198
Impairment charges (note 10B)	9,327	28	9,332	122
Loss from equity investees	-	2	-	6
Loss (gain) on non-hedge derivatives (note 18D)	(13)	34	(55)	-
Income (loss) before finance items and income taxes	(8,250)	1,185	(6,859)	2,820
Finance items
Finance income	2	3	5	6
Finance costs (note 11)	(161)	(51)	(269)	(97)
Income (loss) from continuing operations before income taxes	(8,409)	1,137	(7,123)	2,729
Income tax recovery (expense) (note 12)	213	(336)	(220)	(873)
Income (loss) from continuing operations	(8,196)	801	(7,343)	1,856
Loss from discontinued operations (note 4A)	(505)	(9)	(497)	(14)
Net income (loss)	$(8,701)	$792	$(7,840)	$1,842
Attributable to:
Equity holders of Barrick Gold Corporation	$(8,555)	$787	$(7,708)	$1,826
Non-controlling interests (note 21)	$(146)	$5	$(132)	$16

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Income (loss) from continuing operations
Basic	$(8.04)	$0.80	$(7.20)	$1.84
Diluted	$(8.04)	$0.80	$(7.20)	$1.84
Loss from discontinued operations
Basic	$(0.51)	$(0.01)	$(0.50)	$(0.01)
Diluted	$(0.51)	$(0.01)	$(0.50)	$(0.01)
Net income (loss)
Basic	$(8.55)	$0.79	$(7.70)	$1.83
Diluted	$(8.55)	$0.79	$(7.70)	$1.83

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2013	49	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2013	2012 (restated - note 2B)	2013	2012 (restated - note 2B)
Net income (loss)	$(8,701)	$792	$(7,840)	$1,842
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $2, $4, $4 and $3	(18)	(38)	(26)	(37)
Realized (gains) losses and impairments on AFS financial securities, net of tax $2, $3, $2 and $2	13	27	11	28
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $12, $1, $15 and $2	(85)	73	(55)	59
Realized (gains) on derivatives designated as cash flow hedges, net of tax $23, $17, $41 and $45	(107)	(78)	(182)	(159)
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(77)	(13)	(98)	1
Total other comprehensive loss	(274)	(29)	(350)	(108)
Total comprehensive income (loss)	$(8,975)	$763	$(8,190)	$1,734
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$(8,292)	$785	$(7,510)	$1,721
Discontinued operations	$(537)	$(27)	$(548)	$(3)
Non-controlling interests	$(146)	$5	$(132)	$16

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2013	50	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2013	2012 (restated - note 2B)	2013	2012 (restated - note 2B)
OPERATING ACTIVITIES
Net income (loss) from continuing operations	$(8,196)	$801	$(7,343)	$1,856
Adjusted for the following items:
Depreciation	453	388	849	761
Finance costs (excludes accretion)	145	34	236	68
Impairment charges (note 10B)	9,327	28	9,332	122
Income tax expense (recovery) (note 12)	(213)	336	220	873
Increase in inventory	(69)	(100)	(233)	(182)
Proceeds from settlement of hedge contracts	219	-	219	-
(Gain) loss on non-hedge derivatives	(13)	34	(55)	-
(Gain) on sale of long-lived assets/investments	(1)	(10)	(9)	(20)
Other operating activities (note 13A)	(295)	(26)	(432)	(291)
Operating cash flows before interest and income taxes	1,357	1,485	2,784	3,187
Interest paid	(170)	(46)	(217)	(67)
Income taxes paid	(306)	(606)	(626)	(967)
Net cash provided by operating activities from continuing operations	881	833	1,941	2,153
Net cash provided by operating activities from discontinued operations	15	86	51	140
Net cash provided by operating activities	896	919	1,992	2,293
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,556)	(1,716)	(2,941)	(3,075)
Sales proceeds	1	9	3	9
Acquisitions	-	(15)	-	(15)
Investments
Sales	-	130	18	167
Other investing activities (note 13B)	(23)	(107)	(121)	(165)
Net cash used in investing activities from continuing operations	(1,578)	(1,699)	(3,041)	(3,079)
Net cash used in investing activities from discontinued operations	(12)	(17)	(57)	(73)
Net cash used in investing activities	(1,590)	(1,716)	(3,098)	(3,152)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	-	1	1	5
Long-term debt
Proceeds	3,060	2,000	5,110	2,000
Repayments	(2,066)	(1,370)	(3,271)	(1,377)
Dividends	(200)	(200)	(400)	(350)
Funding from non-controlling interests	19	118	32	258
Other financing activities (note 13C)	(22)	(11)	(22)	(25)
Net cash provided by financing activities from continuing operations	791	538	1,450	511
Net cash used in financing activities from discontinued operations	-	(69)	-	(69)
Net cash provided by financing activities	791	469	1,450	442
Effect of exchange rate changes on cash and equivalents	(9)	(4)	(11)	4
Net increase (decrease) in cash and equivalents	88	(332)	333	(413)
Cash and equivalents at beginning of period (note 18A)	2,342	2,668	2,097	2,749
Cash and equivalents at end of period (note 18A)	2,430	2,336	2,430	2,336
Less cash and equivalents of discontinued operations at end of period	8	-	8	-
Cash and equivalents of continuing operations at end of period	$2,422	$2,336	$2,422	$2,336

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2013	51	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,	As at January 1,
	2013	2012 (restated - note 2B)	2012 (restated - note 2B)
ASSETS
Current assets
Cash and equivalents (note 18A)	$2,422	$2,097	$2,749
Accounts receivable	424	449	426
Inventories (note 14)	2,823	2,585	2,498
Other current assets	533	626	876
Total current assets (excluding assets classified as held for sale)	6,202	5,757	6,549
Assets classified as held for sale	551	-	-
Total current assets	6,753	5,757	6,549

Non-current assets
Equity in investees	24	20	341
Other investments	30	78	161
Property, plant and equipment (note 15)	23,082	29,277	29,076
Goodwill (note 16)	6,478	8,837	9,626
Intangible assets	323	453	569
Deferred income tax assets	483	437	409
Non-current portion of inventory (note 14)	1,542	1,555	1,153
Other assets	1,180	1,064	1,002
Total assets	$39,895	$47,478	$48,886
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,840	$2,267	$2,085
Debt (note 18B)	1,370	1,848	196
Current income tax liabilities	117	41	306
Other current liabilities	367	261	326
Total current liabilities (excluding liabilities classified as held for sale)	3,694	4,417	2,913
Liabilities classified as held for sale	129	-	-
Total current liabilities	3,823	4,417	2,913

Non-current liabilities
Debt (note 18B)	14,423	12,095	13,173
Provisions	2,255	2,812	2,326
Deferred income tax liabilities	2,378	2,668	4,231
Other liabilities	945	850	689
Total liabilities	23,824	22,842	23,332
Equity
Capital stock (note 20)	17,933	17,926	17,892
Retained earnings (deficit)	(4,839)	3,269	4,562
Accumulated other comprehensive income	113	463	595
Other	314	314	314
Total equity attributable to Barrick Gold Corporation shareholders	13,521	21,972	23,363
Non-controlling interests (note 21)	2,550	2,664	2,191
Total equity	16,071	24,636	25,554
Contingencies and commitments (notes 14, 15 and 22)
Total liabilities and equity	$39,895	$47,478	$48,886

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2013	52	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings	Accumulated other comprehensive income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2013 (restated - note 2B)	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net income	-	-	(7,708)	-	-	(7,708)	(132)	(7,840)
Total other comprehensive income (loss)	-	-	-	(350)	-	(350)	-	(350)
Total comprehensive income	-	-	(7,708)	(350)	-	(8,058)	(132)	(8,190)
Transactions with owners
Dividends	-	-	(400)	-	-	(400)	-	(400)
Issued on exercise of stock options	44	1	-	-	-	1	-	1
Recognition of stock option expense	-	6	-	-	-	6	-	6
Funding from non-controlling interests	-	-	-	-	-	-	32	32
Other decrease in non-controlling interests	-	-	-	-	-	-	(14)	(14)
Total transactions with owners	44	7	(400)	-	-	(393)	18	(375)
At June 30, 2013	1,001,152	$17,933	$(4,839)	$113	$314	$13,521	$2,550	$16,071

At January 1, 2012 (restated - note 2B)	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554
Net income	-	-	1,826	-	-	1,826	16	1,842
Total other comprehensive income	-	-	-	(108)	-	(108)	-	(108)
Total comprehensive income	-	-	1,826	(108)	-	1,718	16	1,734
Transactions with owners
Dividends	-	-	(350)	-	-	(350)	-	(350)
Issued on exercise of stock options	168	5	-	-	-	5	-	5
Recognition of stock option expense	-	10	-	-	-	10	-	10
Funding from non-controlling interests	-	-	-	-	-	-	258	258
Other decrease in non-controlling interests	-	-	-	-	-	-	(17)	(17)
Total transactions with owners	168	15	(350)	-	-	(335)	241	(94)
At June 30, 2012 (restated - note 2B)	1,000,591	$17,907	$6,038	$487	$314	$24,746	$2,448	$27,194

1 Includes cumulative translation losses at June 30, 2013: $85 million (June 30, 2012: $21 million).

2 Includes additional paid-in capital as at June 30, 2013: $276 million (December 31, 2012: $276 million; June 30, 2012: $276 million) and convertible borrowings—equity component as at June 30, 2013: $38 million (December 31, 2012: $38 million; June 30, 2012: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2013	53	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMW are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian shillings, Japanese yen, Argentinean pesos, British Pound sterling, Euros and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2012, and have been consistently applied in the preparation of these interim financial statements except as noted for accounting policy changes in note 2B. These interim consolidated financial statements were authorized for issuance by the Board of Directors on July 31, 2013.

Certain comparatives have been restated to conform to current presentation.

B)    Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. We conducted a review of all our non-wholly owned entities and structured entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. As a result of adopting IFRS 11, we have classified our interest in the Donlin Gold project as a joint operation. Our 50% interest in the project was previously accounted for using the equity method of accounting.

As a result of the change in accounting, we now recognize our share of the project’s assets, liabilities, revenue and expenses. This change in accounting was adopted as at January 1, 2012 by the derecognition of our equity investment and the recognition of our share of the project’s assets, liabilities, revenues and expenses.

BARRICK SECOND QUARTER 2013	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in note 19.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. We have adopted IFRIC 20 effective January 1, 2013. Upon adoption of IFRIC 20, we assessed the stripping asset on the balance sheet as at January 1, 2012 and determined that there are identifiable components of the ore body with which this stripping asset can be associated, and therefore no balance sheet adjustment was recorded. The adoption of IFRIC 20 has resulted in increased capitalization of waste stripping costs and a reduction in our cost of sales in 2012. If we had not adopted the standard, our net income and capitalized waste stripping costs for current and comparative periods would have decreased.

For the quantitative impact of adopting IFRS 11 and IFRIC 20 on our prior year consolidated financial statements and of the impact of the discontinued operations of our energy business, please refer to tables below.

Adjustments to the consolidated balance sheets:

	As at January 1, 2012	Adjustments for Changes in Accounting Policy		As at January 1, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)

Cash and equivalents	$ 2,745	$ 4	$ -	$ 2,749
Equity in investees	440	(99)	-	341
Property, plant and equipment	28,979	97	-	29,076
Accounts payable	(2,083)	(2)	-	(2,085)
Increase in net assets		$ -	$ -

	As at December 31, 2012	Adjustments for Changes in Accounting Policy		As at December 31, 2012
	(previously stated)	IFRS 11	IFRIC 20	(restated)
Cash and equivalents	$ 2,093	$ 4	$ -	$ 2,097
Inventories	4,387	-	(247)	4,140
Equity in investees	135	(115)	-	20
Property, plant and equipment	28,717	113	447	29,277
Deferred income tax assets	443	-	(6)	437
Accounts payable	(2,265)	(2)	-	(2,267)
Deferred income tax liabilities	(2,602)	-	(66)	(2,668)
Increase in net assets		$ -	$ 128

BARRICK SECOND QUARTER 2013	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Adjustments to the consolidated statements of income:

For the three months ended June 30	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[2]	2012
	(previously stated)	IFRS 11[1]	IFRIC 20		(restated)
Revenue	$ 3,278	$ -	$ -	$ (34)	$ 3,244
Cost of sales	1,830	-	(61)	(40)	1,729
Other expense (income)	128	-	-	(4)	124
Finance costs	(52)	-	-	1	(51)
Income tax expense	(311)	-	(23)	(2)	(336)
Increase in net income from continuing operations		$ -	$(38)	$ 9

For the six months ended June 30	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[2]	2012
	(previously stated)	IFRS 11[1]	IFRIC 20		(restated)
Revenue	$6,922	$-	$ -	$(76)	$6,846
Cost of sales	3,598	-	(76)	(83)	3,439
Other expense (income)	206	-	-	(8)	198
Finance costs	(100)	-	-	3	(97)
Income tax expense	(840)	-	(29)	(4)	(873)
Increase in net income from continuing operations		$-	$(47)	$ 14
[1]	Due to the nature of activities at Donlin Gold, there was no impact on net income.
[2]	Refer to note 4A.

Adjustments to the consolidated statements of cash flow:

For the three months ended June 30	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$ 754	$ -	$ 38	$ 9	$ 801
Adjusted for the following items:
Depreciation	404	-	10	(26)	388
Finance costs (excludes accretion)	35	-	-	(1)	34
Income tax expense	310	-	23	3	336
Increase in inventory	(175)	-	75	-	(100)
Other operating items	45	-	-	(71)	(26)
Net cash provided by operating activities from continuing operations		-	146	(86)
Capital expenditures	(1,582)	(5)	(146)	17	(1,716)
Other investing activities	(115)	8	-	-	(107)
Net cash used in investing activities from continuing operations		3	(146)	17
Long-term debt
Repayments	(1,439)	-	-	69	(1,370)
Net cash used in financing activities from continuing operations		-	-	69
Net (decrease) in cash and equivalents	(335)	3	-	-	(332)
Cash and equivalents at beginning of period	2,665	3	-	-	2,668
Cash and equivalents at end of period	$ 2,330	$ 6	$ -	$ -	$ 2,336

BARRICK SECOND QUARTER 2013	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$1,793	$-	$49	$ 14	$1,856
Adjusted for the following items:
Depreciation	798	-	15	(52)	761
Finance costs (excludes accretion)	70	-	-	(2)	68
Income tax expense	840	-	28	5	873
Increase in inventory	(333)	-	151	-	(182)
Other operating items	(185)	(1)	-	(105)	(291)
Net cash provided by operating activities from continuing operations		(1)	243	(140)
Capital expenditures	(2,897)	(8)	(243)	73	(3,075)
Other investing activities	(176)	11	-	-	(165)
Net cash used in investing activities from continuing operations		3	(243)	73
Long-term debt
Repayments	(1,446)	-	-	69	(1,377)
Net cash used in financing activities from continuing operations		-	-	69
Net (decrease) in cash and equivalents	(415)	2	-	-	(413)
Cash and equivalents at beginning of period	2,745	4	-	-	2,749
Cash and equivalents at end of period	$2,330	$6	$-	$ -	$2,336

[1]	Refer to note 4A.

Adjustments to the consolidated statements of income:

For the year ended December 31	2012	Adjustments for Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Revenue	$ 14,547	$ -	$ -	$ (153)	$ 14,394
Cost of sales	7,654	-	(232)	(165)	7,257
Impairment	6,470	-	32	(208)	6,294
Other expense (income)	564	1	-	(24)	541
(Loss) from equity investees	(13)	1	-	-	(12)
Finance costs	(177)	-	-	3	(174)
Income tax recovery (expense)	236	-	(72)	(62)	102
Increase in net income from continuing operations		$ -	$ 128	$ 185

BARRICK SECOND QUARTER 2013	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Adjustments to the consolidated statements of cash flow:

For the year ended December 31	2012	Adjustments For Changes in Accounting Policy		Discontinued Operations[1]	2012
	(previously stated)	IFRS 11	IFRIC 20		(restated)
Net income	$(677)	$-	$128	$185	$(364)
Adjusted for the following items:
Depreciation	1,722	-	31	(102)	1,651
Finance costs (excludes accretion)	123	-	-	(2)	121
Impairment charges	6,470	-	32	(208)	6,294
Income tax expense (recovery)	(236)	-	72	62	(102)
Increase in inventory	(616)	-	256	-	(360)
Other operating items	(186)	(2)	-	(137)	(325)
Net cash provided by operating activities from continuing operations		(2)	519	(202)
Capital expenditures	(6,369)	(15)	(519)	130	(6,773)
Other investing activities	(152)	17	-	-	(135)
Net cash used in investing activities from continuing operations		2	(519)	130
Long-term debt
Repayments	(1,462)	-	-	69	(1,393)
Net cash used in financing activities from continuing operations		-	-	69
Net (decrease) in cash and equivalents	(652)	-	-	-	(652)
Cash and equivalents at beginning of period	2,745	4	-	-	2,749
Cash and equivalents at end of period	$2,093	$4	$-	$-	$2,097

1 Refer to note 4A.

C)	New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income rather than the income statement.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the possibility of early adoption.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2012. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 26 of the 2012 annual consolidated financial statements.

BARRICK SECOND QUARTER 2013	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A)	Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended June 30, 2013 was a decrease of $16 million (2012: $14 million decrease) and for the six months ended June 30, 2013 was a decrease of $29 million (2012: $24 million decrease). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended June 30, 2013 was an increase of $3 million (2012: $3 million increase) and for the six months ended June 30, 2013 was an increase of $5 million (2012: $6 million increase).

B)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. During the second quarter of 2013, we recorded $329 million (2012: $113 million) in discount rate adjustments to the PER at our minesites primarily due to increases in US dollar real risk-free pre-tax discount rate.

C)	Impairment of non-current assets

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. In second quarter 2013, we identified certain indicators of potential impairment. Refer to note 17 or further details.

D)    Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

At current market gold and copper prices, we expect to generate negative cash flow in 2013. This is primarily due to expected full year total capital expenditures of about $4.5 to $5.0 billion, including $1.8 to $2.0 billion at our Pascua-Lama project. We also have approximately $0.6 billion of debt maturing in the remainder of 2013 and dividend payments that will also impact our overall liquidity. As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. We are also making divestments of non-core assets and assets that do not meet our investment criteria, and completed the sale of our oil & gas business in third quarter 2013. The company’s Board of Directors has authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity (The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board).

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and securities issuances. The key financial covenant in the 2012 Credit Facility (undrawn as at June 30, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $6.3 billion as at June 30, 2013. Our credit ratings and general market conditions, among other things, impact our ability to access the market for debt securities as well as our cost of borrowing and the terms of such borrowing. In April 2013, Moody’s and S&P each downgraded their ratings on our long-term debt, to Baa2 and BBB, respectively, and reiterated those investment grade ratings (defined as Baa3 and BBB- or higher, respectively) upon our successful issuance of $3 billion of debt securities during the quarter.

On September 8, 2009, the Company entered into an agreement with Silver Wheaton Corp. (‘Silver Wheaton’) to sell an amount equal to 25% of the life of mine silver production from our Pascua-Lama project, as well as 100% of the silver production from our Lagunas Norte, Pierina and Veladero mines until the end of 2013.

The Company has provided Silver Wheaton with a completion guarantee, requiring us to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled

BARRICK SECOND QUARTER 2013	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

to the silver production from the currently producing mines to the extent of any production shortfall at Pascua Lama, until we satisfy the completion guarantee. Per the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. Silver Wheaton has agreed to extend the completion date for Pascua-Lama to December 31, 2016. At June 30, 2013, the cash obligation was $377 million.

4 > DIVESTITURES

A)	Assets held for sale

At June 30, 2013, Barrick was in advanced discussions with third parties regarding an immediate sale of our oil and gas subsidiary Barrick Energy for cash proceeds, and concluded it met criteria for classification as an asset held for sale. Accordingly, we have presented Barrick Energy as an asset held for sale in the condensed interim consolidated financial statements and we were required to re-measure it to the lower of carrying value and fair value less costs to sell. As a result, we recorded a loss on the re-measurement of $506 million, including $90 million related to goodwill. Subsequent to quarter end, on July 31, we closed the sale of Barrick Energy for total proceeds of $442 million.

As at June 30, 2013, the condensed balance sheet of Barrick Energy was as follows:

As at June 30, 2013
Assets
Current assets	$59
Property, plant and equipment	407
Deferred income tax assets	85
Assets held for sale	$551

Accounts payable and accrued liabilities	$45
Provisions	84
Liabilities held for sale	$129

Cumulative currency translation losses	$20

Net assets classified as held for sale	$442

The condensed statements of income for the assets held for sale for the three and six months ended June 30, 2013 is as follows:

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012

Revenue	$42	$34	$80	$76
Cost of sales[1]	35	40	69	83

Loss on re-measurement	506	-	506	-
Other expense	4	4	13	8

Loss before finance items and income taxes	(503)	(10)	(508)	(15)

Finance items	(1)	(1)	(1)	(3)

Loss before income taxes	(504)	(11)	(509)	(18)

Income tax expense	(1)	2	12	4
Net loss	($505)	($9)	($497)	($14)

[1]	Includes depreciation of $19 million for the three months ended June 30, 2013 (2012: $26 million) and $38 million for the six months ended June 30, 2013 (2012: $52 million)

B)	Disposition of our 20.4% interest in Highland Gold

On April 26, 2012, we completed the sale of our 20.4% investment in Highland Gold for net proceeds of $122 million. As a result of the sale of this non-core holding, we recognized an impairment loss of $86 million for the six month period ended June 30, 2012 representing the difference between the net proceeds and our carrying value.

BARRICK SECOND QUARTER 2013	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary operating segments: four regional gold businesses, a global copper business unit, an oil & gas business, and a capital projects business. In July 2013, we sold our oil & gas business (refer to note 4A for further details), therefore we will no longer have the business unit going forward. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at a business unit level. Therefore, these business units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

  Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2013	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)[1]	Segment income (loss)[2]
Gold
North America	$ 1,387	$ 482	$ 203	$ 6	$ 17	$ 4	$ 675
South America	448	159	55	2	6	17	209
Australia Pacific	701	364	86	8	6	(8)	245
ABG	244	161	49	3	10	19	2

Copper[3]	421	213	57	-	3	20	128
Capital Projects[4]	-	-	-	-	11	144	(155)
	$ 3,201	$ 1,379	$ 450	$ 19	$ 53	$ 196	$ 1,104
Consolidated Statement of Income Information
		Cost of Sales
For the three months ended June 30, 2012 (restated)	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)[1]	Segment income (loss)[2]
Gold
North America	$ 1,406	$ 416	$ 164	$ 16	$ 13	$ 15	$ 782
South America	411	121	40	3	6	14	227
Australia Pacific	764	416	74	10	11	6	247
ABG	267	159	37	4	10	4	53

Copper[3]	396	229	67	2	2	7	89
Capital Projects[4]	-	-	1	-	7	24	(32)
	$ 3,244	$ 1,341	$ 383	$ 35	$ 49	$ 70	$ 1,366
Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2013	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)[1]	Segment income (loss)[2]
Gold
North America	$ 2,818	$ 922	$ 360	$ 7	$ 31	$ 15	$ 1,483
South America	1,023	332	118	7	11	29	526
Australia Pacific	1,458	744	162	12	15	6	519
ABG	497	315	99	8	16	26	33

Copper[3]	804	480	97	-	9	39	179
Capital Projects[4]	-	-	1	-	17	199	(217)
	$ 6,600	$ 2,793	$ 837	$ 34	$ 99	$ 314	$ 2,523

BARRICK SECOND QUARTER 2013	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2012 (restated)	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Operating segment administration	Other expenses (income)[1]	Segment income (loss)[2]
Gold
North America	$ 2,810	$ 821	$ 294	$ 22	$ 29	$ 14	$ 1,630
South America	1,129	306	112	4	11	26	670
Australia Pacific	1,533	786	152	23	24	9	539
ABG	533	302	72	11	25	12	111

Copper[3]	841	463	120	6	6	(1)	247
Capital Projects[4]	-	-	1	-	11	35	(47)
	$ 6,846	$ 2,678	$ 751	$ 66	$ 106	$ 95	$ 3,150
[1]

Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2013, accretion expense was $16 million (2012: $17 million) and for the six months ended June 30, 2013, accretion expense was $33 million (2012: $29 million)

[2]

We manage the performance of our business units using a measure of income before interest and taxes; consequently, interest income, interest expense and income taxes are not allocated to our regional business units and therefore, not reflected in segment income (loss).

[3]	The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.
[4]	The Capital Projects segment relates to our interests in our significant gold projects under construction.

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Segment income	$ 1,104	$ 1,366	$ 2,523	$ 3,150
Depreciation of corporate assets	(3)	(5)	(12)	(10)
Exploration not managed by segments	(37)	(50)	(69)	(94)
Evaluation not managed by segments	(2)	(2)	(3)	(2)
Corporate administration	(43)	(57)	(88)	(105)
Other income (expenses)	29	(22)	34	(26)
Impairment charges	(9,327)	(28)	(9,332)	(122)
Finance income	2	3	5	6
Finance costs (excludes accretion)	(145)	(34)	(236)	(68)
Gain (loss) on non-hedge derivatives	13	(34)	55	-
Income (loss) from continuing operations before income taxes	$ (8,409)	$ 1,137	$(7,123)	$ 2,729

BARRICK SECOND QUARTER 2013	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information	Total Assets		Segment capital expenditures[1]
	As at June 30	As at December 31	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)	2013	2012 (restated)
Gold
North America	$ 14,509	$ 9,095	$ 425	$ 377	$ 719	$ 633
South America	2,223	3,127	106	97	190	182
Australia Pacific	3,421	4,349	117	133	231	252
ABG	1,523	2,480	102	83	208	145

Copper	5,760	7,250	123	250	224	409
Capital Projects	4,591	13,136	518	956	1,226	1,552
Barrick Energy	-	955	-	-	-	-
Segment total	32,027	40,392	1,391	1,896	2,798	3,173
Cash and equivalents	2,422	2,097
Other current assets	3,780	3,660
Other investments	30	78
Intangible assets	323	453
Deferred income tax assets	483	437
Assets classified as held for sale[2]	551	-
Other items not allocated to segments	279	361	2	4	4	18
Total	$ 39,895	$ 47,478	$ 1,393	$ 1,900	$ 2,802	$ 3,191
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statement of Cash Flow are presented on a cash basis. For the three months ended June 30, 2013, cash expenditures were $1,556 million (2012: $1,716 million) and the decrease in accrued expenditures was $163 million (2012: $184 million increase). For the six months ended June 30, 2013, cash expenditures were $2,941 million (2012: $3,075 million) and the decrease in accrued expenditures was $139 million (2012: $116 million increase).

[2]	Relates to Barrick Energy. Refer to note 4A.

BARRICK SECOND QUARTER 2013	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Gold bullion sales[1]
Spot market sales	$2,672	$2,724	$5,561	$5,762
Concentrate sales[2]	57	92	130	176
	2,729	2,816	5,691	5,938
Copper sales[1]
Copper cathode sales	273	273	487	575
Concentrate sales[2]	148	123	317	266
	421	396	804	841
Other metal sales	51	32	105	67
Total	$3,201	$3,244	$6,600	$6,846
1	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 18C).
2	Concentrate revenues are presented net of treatment charges and refinement charges incurred on the sale of concentrates. For the three months ended June 30, 2013, treatment charges and refinement charges for gold were $2 million (2012: $nil) and for copper was $29 million (2012: $21 million). For the six months ended June 30, 2013, treatment charges and refinement charges for gold were $3 million (2012: $1 million) and for copper was $58 million (2012: $45 million).

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at June 30, 2013 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US$M

For the six months ended June 30	2013	2012	2013	2012
Copper pounds	60	50	$ 18	$ 18
Gold ounces	30	34	4	5

For the three months ended June 30, 2013, our provisionally priced copper sales included provisional pricing losses of $18 million (2012: $19 million loss) and our provisionally priced gold sales included provisional pricing losses of $5 million (2012: $2 million loss). For the six months ended June 30, 2013, our provisionally priced copper sales included provisional pricing losses of $25 million (2012: $3 million gains) and our provisionally priced gold sales included provisional pricing losses of $7 million (2012: $1 million loss).

At June 30, 2013, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.06/lb (2012: $3.49/lb) and $1,343/oz (2012: $1,596/oz) respectively. The sensitivities in the above table have been determined as the impact of a 10 percent change in commodity prices, while holding all other variables constant.

7 > COST OF SALES

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Direct mining cost[1,2]	$ 1,301	$ 1,262	$ 2,619	$ 2,520
Depreciation	453	388	849	761
Royalty expense	78	79	174	158
	$ 1,832	$ 1,729	$ 3,642	$ 3,439
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $17 million for the three months ended June 30, 2013 (2012: $11 million) and $18 million for the six months ended June 30, 2013 (2012: $25 million)

[2]	Direct mining cost includes the costs of extracting by-products.

8 > EXPLORATION AND EVALUATION

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Exploration:
Minesite exploration	$ 13	$ 16	$ 26	$ 31
Global programs	37	50	69	94
	50	66	95	125
Evaluation costs	8	19	11	31
Exploration and evaluation expense[1]	$ 58	$ 85	$ 106	$ 156
[1]	Approximates the impact on operating cash flow.

BARRICK SECOND QUARTER 2013	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2013		2012 (restated)		2013		2012 (restated)
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income (loss) from continuing operations	$ (8,196)	$ (8,196)	$ 801	$ 801	$ (7,343)	$ (7,343)	$ 1,856	$ 1,856
Loss from discontinued operations	(505)	(505)	(9)	(9)	(497)	(497)	(14)	(14)
Loss (income) attributable to non-controlling interests	146	146	(5)	(5)	132	132	(16)	(16)

Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ (8,555)	$ (8,555)	$ 787	$ 787	$ (7,708)	$ (7,708)	$ 1,826	$ 1,826

Weighted average shares outstanding	1,001	1,001	1,000	1,000	1,001	1,001	1,000	1,000
Effect of dilutive securities - stock options	-	-	-	1	-	-	-	1
	1,001	1,001	1,000	1,001	1,001	1,001	1,000	1,001
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Income (loss) from continuing operations	$ (8.04)	$ (8.04)	$0.80	$ 0.80	$ (7.20)	$ (7.20)	$ 1.84	$ 1.84
(Loss) from discontinued operations	$ (0.51)	$ (0.51)	$ (0.01)	$ (0.01)	$ (0.50)	$ (0.50)	$ (0.01)	$ (0.01)
Net income (loss)	$ (8.55)	$ (8.55)	$ 0.79	$ 0.79	$ (7.70)	$ (7.70)	$ 1.83	$ 1.83

10 > OTHER CHARGES

A  Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Operating segment administration[1]	$ 53	$ 49	$ 99	$ 106
Corporate social responsibility	28	21	40	38
Changes in estimate of rehabilitation costs at closed mines	(47)	15	(52)	16
Currency translation losses[2]	24	19	41	-
Severance and demobilization costs	63	-	76	-
Project care and maintenance charges	37	-	69	-
Gain on sale of long-lived assets/investments	(1)	(10)	(9)	(20)
Other Income	(13)	(7)	(21)	(19)
Other expensed items	60	37	103	77
Total	$ 204	$ 124	$ 346	$ 198

1	Relates to costs incurred at business unit offices.
2	Amounts attributable to currency translation losses on working capital.

B  Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Impairment of long-lived assets[1]	$6,936	$-	$6,936	$-
Impairment of other intangibles[1]	112	-	112	-
Impairment (reversal) of other investments	-	(1)	-	86
	7,048	(1)	7,048	86
Impairment of goodwill[1]	2,264	-	2,264	-
Impairment of available for sale investments	15	29	20	36
Total	$9,327	$28	$9,332	$122
[1]	Refer to note 17 for further details.

BARRICK SECOND QUARTER 2013	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > FINANCE COSTS

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Interest	$ 200	$ 174	$ 375	$ 330
Amortization of debt issue costs	7	4	13	7
Gains on interest rate hedges	(1)	(1)	(1)	(1)
Interest capitalized	(61)	(143)	(151)	(268)
Accretion	16	17	33	29
Total	$ 161	$ 51	$ 269	$ 97

12 > INCOME TAX (RECOVERY) EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Current	$ 357	$ 305	$ 606	$ 755
Deferred	(570)	31	(386)	118
	$ (213)	$ 336	$ 220	$ 873
Actual effective tax (recovery) expense rate	(2.5%)	29.5%	3.1%	31.9%
Impact of:
Net currency translation (losses) gains on deferred tax balances	0.4%	(0.2%)	(0.1%)	0.3%
Canada tax rate changes	-	1.0%	-	0.4%
Foreign income tax assessment	-	1.4%	-	0.6%
Impairment charges and non-hedge derivatives	(27.6%)	0.3%	(32.5%)	(1.2%)
Other	(0.3%)	-	(0.5%)	-
Estimated effective tax rate on ordinary (loss) income	(30.0%)	32.0%	(30.0%)	32.0%

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. These translation gains/losses are included within deferred income tax expense/recovery.

Canada Tax Rate Change

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $17 million.

Impairment charges and non-hedge derivatives

Impairment charges and non-hedge derivatives relate to items that are not tax effected, including goodwill, or are tax effected at rates which differ from our estimated effective tax rate on ordinary (loss) income.

BARRICK SECOND QUARTER 2013	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > CASH FLOW - OTHER ITEMS

A Operating Cash Flows - Other Items	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Adjustments for non-cash income statement items:
Currency translation losses (note 10)	$ 24	$ 19	$ 41	$ -
RSU expense	(16)	4	(12)	15
Stock option expense	4	7	6	10
Change in estimate of rehabilitation provisions at closed mines	(47)	15	(52)	16
Inventory impairment charges (note 14)	17	11	18	25
Accretion	16	17	33	29
Cash flow arising from changes in:
Derivative assets and liabilities	(79)	(17)	(137)	22
Other current assets	(13)	12	(27)	12
Value added tax recoverable	(26)	29	(35)	5
Accounts receivable	(72)	26	1	13
Other current liabilities	51	17	29	17
Prepaid assets	41	(137)	127	(188)
Accounts payable and accrued liabilities	(100)	118	(214)	41
Other assets and liabilities	(81)	(136)	(185)	(235)
Contingent consideration related to the acquisition of the additional 40% of the Cortez property	-	-	-	(50)
Settlement of rehabilitation obligations	(14)	(11)	(25)	(23)
Other net operating activities	$ (295)	$ (26)	$ (432)	$ (291)

B Investing Cash Flows - Other Items	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Value added tax recoverable on project capital expenditures	$ (35)	$ (93)	$ (126)	$ (138)
Proceeds from settlement of hedge contracts	20	-	20	-
Other	(8)	(14)	(15)	(27)
Other net investing activities	$ (23)	$ (107)	$ (121)	$ (165)

C Financing Cash Flows - Other Items	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Financing fees on long-term debt	$ (24)	$ (15)	$ (24)	$ (22)
Derivative settlements	2	4	2	(3)
Other net financing activities	$ (22)	$ (11)	$ (22)	$ (25)

BARRICK SECOND QUARTER 2013	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > INVENTORIES

	Gold		Copper
	As at June 30, 2013	As at December 31, 2012 (restated)	As at June 30, 2013	As at December 31, 2012 (restated)
Raw materials
Ore in stockpiles	$ 1,784	$ 1,703	$ 226	$ 273
Ore on leach pads	349	292	318	298
Mine operating supplies	1,007	956	153	140
Work in process	289	322	5	6
Finished products
Gold doré	165	108	-	-
Copper cathode	-	-	18	11
Copper concentrate	-	-	40	26
Gold concentrate	11	5	-	-
	3,605	3,386	760	754
Non-current ore in stockpiles[1]	(1,339)	(1,314)	(203)	(241)
	$ 2,266	$ 2,072	$ 557	$ 513
[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Inventory impairment charges	$ 17	$ 11	$ 25	$ 25
Inventory impairment charges reversed	-	-	(7)	-

Purchase Commitments

At June 30, 2013, we had purchase obligations for supplies and consumables of $1,437 million.

15 > PROPERTY, PLANT, AND EQUIPMENT3

	As at June 30, 2013	As at December 31, 2012 (restated)
Depreciable assets	$ 15,655	$ 13,414

Non-depreciable assets
Project capital
Pascua-Lama	1,858	5,861
Pueblo Viejo[1,2]	-	4,596
Cerro Casale[2]	1,881	1,836
Jabal Sayid	1,036	1,497
Donlin Gold	119	113
Construction-in-progress	2,253	1,590
Acquired mineral resources and exploration potential	280	370
	$ 23,082	$ 29,277
[1]	In first quarter 2013, the property, plant and equipment balance of Pueblo Viejo was transferred out of project capital as a result of entering production.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.
[3]	In second quarter 2013, we identified certain indicators of potential impairment, resulting in impairment charges. Refer to note 17 for further details.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $679 million at June 30, 2013.

16 > GOODWILL

	As at June 30, 2013	As at December 31, 2012
Gold
North America[1]	$ 2,788	$ 2,376
South America[2]	441	441
Australia Pacific[2]	831	1,480
ABG[2]	-	185
Gold carrying amount	$ 4,060	$ 4,482
Copper[2]	2,418	3,451
Capital Projects[1,2]	-	809
Barrick Energy[3]	-	95
Total carrying amount	$ 6,478	$ 8,837
[1]	In first quarter 2013, we transferred $412 million of goodwill from the Capital Projects segment to the North America segment as a result of Pueblo Viejo entering production.
[2]	In second quarter 2013, we identified certain indicators of potential impairment, resulting in impairment charges. Refer to note 17 for further details.
[3]	Refer to note 4A.

We do not have any goodwill that is deductible for income tax purposes.

BARRICK SECOND QUARTER 2013	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

Estimation uncertainty

Our accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. Significant judgments are required in making such estimates, including the selection of appropriate valuation methods (e.g., market multiples, net present value of estimated cash flows) and the relative weighting of values determined by different valuation methods. Significant judgments and assumptions are also required in applying valuation methods, including: (i) for market multiple methods, those with respect to volumes of reserves and resources, the selection and weighting of comparable transactions, and adjustments for factors such as country risk and changes in economic factors to achieve greater comparability; and, (ii) for net present value methods, those with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

In second quarter 2013, our assumptions for future metal prices were made in a period of extreme volatility in such prices.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. Our estimates of volumes of reserves and resources and future production levels and operating and capital costs used in the impairment review in our annual financial statements are prepared following our extensive LOM planning process, completed annually in the fourth quarter. In second quarter 2013, these estimates have been prepared based on our 2012 LOM plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of our annual LOM planning process.

Changes in any of the assumptions or estimates used in determining the fair value less cost of disposal could materially impact the impairment analysis.

Goodwill impairment test

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. In second quarter 2013, we determined there were potential indicators of impairment for goodwill, including, a significant decrease in our estimated long-term metal prices, the carrying amount of our consolidated net assets being more than our market capitalization, and the regulatory challenges to the Pascua-Lama project in May 2013. When there is an indicator of impairment of non-current assets within an operating segment containing goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for a potential goodwill impairment. Impairment is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than its value in use (“VIU”). In second quarter 2013, we recorded goodwill impairment charges of $2.3 billion (2012: nil), consisting of $1.0 billion related to our copper segment (2012: nil), $649 million (2012: nil) related to our Australia Pacific segment, $397 million (2012: nil) related to our Capital Projects segment and $185 million (2012: nil) related to African Barrick Gold.

Gold and Capital Projects

With the exception of the Pascua-Lama component of the capital projects segment, FVLCD for each of the gold segments and the capital projects segment was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 34 years and an average mine life of 14 years, aggregated to the segment level, the level at which goodwill is tested. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed an estimated long-term gold price of $1,300 per ounce (fourth quarter 2012: $1,700 per ounce) and an estimated long-term silver price of $23 per ounce (fourth quarter 2012: $32 per ounce) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we have made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, have not yet been updated to reflect the lower metal prices. The future cash flows for each gold mine/capital project were discounted using a real weighted average cost of capital ranging from 3% to 8% depending on the location and market risk factors for each mine/project, which results in an average weighted cost of capital for the gold segments and capital projects segment of 5% (fourth quarter 2012 average real weighted cost of capital of 5%). Gold companies generally trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce

BARRICK SECOND QUARTER 2013	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

more metal than what is currently included in the LOM plan, and the benefit of gold price optionality. As a result, we applied a NAV multiple to the NPV of each Cash Generating Unit (“CGU”) within each gold segment and the Capital Projects segment based on the NAV multiples observed in the market in recent periods. In second quarter 2013, we used an average NAV multiple of approximately 1.2 (fourth quarter 2012: 1.2). The fair value for Pascua-Lama was determined by considering both the NPV as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset. We also determined the fair value for selected assets within Australia based on recent experience in the market for comparable assets.

We recorded a non-current asset impairment charge of $5.2 billion (before any related income tax effects) for Pascua-Lama in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our capital projects segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $397 million, representing all of the goodwill in the segment as the other capital project of Cerro Casale had its recoverable amount reduced to approximately carrying value. The FVLCD of our capital projects segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project.

We recorded non-current asset impairment charges of $236 million (before any related income tax effects) for various CGUs in our Australia Pacific gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our Australia Pacific gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $683 million. The FVLCD of our Australia Pacific gold segment was negatively impacted in second quarter 2013 by the significant decrease in our long-term gold price assumption.

We recorded non-current asset impairment charges of $912 million (before any related income tax effects and

NCI) for various CGUs in our African Barrick Gold segment in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our African Barrick Gold segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $185 million, representing all of the goodwill in the segment. The FVLCD of our African Barrick Gold segment was negatively impacted in second quarter 2013 by significant changes in the LOM plans for various assets in the segment.

Copper

For our copper segment, with the exception of Lumwana, the FVLCD was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 13 to 33 years, aggregated to the segment level. Based on observable market data including spot and forward prices and equity sell-side analyst consensus, we have assumed a long-term copper price of $3.25 per pound (fourth quarter 2012: $3.65 per pound) to estimate future revenues. Our LOMs are updated on an annual basis in the fourth quarter and therefore we have made various adjustments to the costs in the LOM plans to adjust for the fact that the plans, as at June 30, have not yet been updated to reflect the lower metal prices. The future cash flows for each copper mine were discounted using a real weighted average cost of capital ranging from 6% to 8% depending on the location and market risk factors for each mine, which results in an average real weighted cost of capital for the copper segment of approximately 7% (fourth quarter 2012 average real weighted cost of capital of 7%). Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound base primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the on-going optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

We recorded a non-current asset impairment charge of $501 million (before any related income tax effects) for the Jabal Sayid project in second quarter 2013 (see the non-current asset impairment test section below for further details). After reflecting this charge, we conducted our goodwill impairment test and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment charge of $1.0 billion. The FVLCD of our copper segment was negatively impacted in second

BARRICK SECOND QUARTER 2013	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

quarter 2013 by the decrease in our long-term copper price assumption which significantly impacted Jabal Sayid and Zaldívar.

Non-current asset impairment test

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. In second quarter 2013, we determined there were potential indicators of impairment as noted above. The recoverable amount is calculated using the same FVLCD approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

For the three months ended June 30, 2013, we recorded impairment charges of $9.3 billion (pre-tax) (2012: nil) for non-current assets, as summarized in the table below:

	For the three months ended June 30		For the six months ended June 30
	2013	2012 (restated)	2013	2012 (restated)
Pascua-Lama	$ 5,164	$ -	$ 5,164	$ -
Copper goodwill	1,033	-	1,033	-
Australia goodwill	649	-	649	-
Buzwagi	721	-	721	-
Capital project goodwill	397	-	397	-
Jabal Sayid	501	-	501	-
ABG goodwill	185	-	185	-
Kanowna	107	-	107	-
North Mara	153	-	153	-
Granny Smith	73	-	73	-
Plutonic	20	-	20	-
Darlot	36	-	36	-
Pierina	140	-	140	-
Exploration (Tusker, Kainantu, Saudi Licenses)	112	-	112	-
AFS Investments	15	29	20	36
Tulawaka	16	-	16	-
Highland Gold	-	(1)	-	86
Other	4	-	4	-
Total	$ 9,327	$ 28	$ 9,332	$ 122

The significant decrease in our long-term gold and silver price assumptions in second quarter 2013, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases were considered potential indicators of impairment, and, accordingly, we performed an impairment assessment for Pascua-Lama as at June 30, 2013. As a result of this assessment, we have recorded an impairment charge of $5.2 billion, pre-tax, related to the carrying value of the PP&E at Pascua-Lama in the second quarter of 2013.

In second quarter 2013, we recorded a pre-tax impairment charge of $501 million (2012: nil) related to the Jabal Sayid project in our copper segment, primarily as a result of the decrease our long-term copper price assumption in second quarter 2013.

In second quarter 2013, we recorded a pre-tax impairment charges in our ABG segment of $721 million (2012: nil) related to the Buzwagi mine and $153 million (2012: nil) related to North Mara, primarily as a result of the significant changes in the LOM plans for the assets.

In second quarter 2013, we recorded a pre-tax impairment charge of $236 million (2012: nil) related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific gold segment, primarily as a result of the significant decrease in our long-term gold price assumption in second quarter 2013.

In second quarter 2013, we recorded a pre-tax impairment charge of $140 million (2012: nil) related to the Pierina mine in our South America gold segment, as a result of a significant change to the mine plan and also the significant decrease in our long-term gold price assumption in second quarter 2013.

For the six months ended June 30, 2012, we recorded pre-tax impairment charges of $86 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

Key assumptions and sensitivities

The key assumptions and estimates used in determining the recoverable amount (FVLCD) are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are assessed. We performed a sensitivity analysis on all key assumptions and estimates that assumed a negative 10% change for each individual assumption while holding the other assumptions constant and determined that, other than as discussed below, no reasonably possible change in any of the key assumptions would cause the carrying value of our business segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of potential impairment for the non-current asset was noted.

BARRICK SECOND QUARTER 2013	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, after reflecting the impairments noted above for Pascua-Lama, Jabal Sayid, Kanowna, Granny Smith, Plutonic, Darlot, Pierina, Buzwagi and North Mara non-current assets, the recoverable amount of these assets is equal to their carrying amount. Therefore any significant negative change in the key assumptions could result in an additional impairment charge to the non-current assets. As at June 30, 2013, the carrying amounts were as noted below:

Pascua-Lama	$1,500

Jabal Sayid	1,022

North Mara	502

Buzwagi	354

Granny Smith	146

Darlot	45

Kanowna	42

Plutonic	38

Pierina	-

The fair value of our Veladero mine exceeds its carrying value by approximately $83 million. Therefore a significant decrease in gold prices or increase in operating or capital costs would, in isolation, cause the estimated recoverable amount to be equal to the carrying value. The current carrying value of Veladero is $1,092 million. In addition, the fair value of Lumwana is approximately equal to its carrying value, and therefore any significant change in copper prices, operating costs, capital costs or observable market valuation metrics for comparable copper assets, would, in isolation, cause the estimated recoverable amount to be less than the carrying value. The current carrying value of Lumwana is approximately $943 million.

In May 2013, we announced that our Pueblo Viejo mine had reached an agreement in principle with the Government of the Dominican Republic (“the Government”) concerning amendments to the Special Lease Agreement. The proposed amendments, which are still being negotiated, will result in significant additional and accelerated tax revenues to the Government. Based on our current assessment of the economic impact of these amendments, the carrying value of the project is recoverable.

We are currently in the process of updating our LOM plans to maximize cash flows at lower long-term metal price assumptions compared to the prices used in our current LOM plans. This could have a significant impact on our proven and probable reserves and expected future production levels. A significant change in the LOM plan for a mine would be considered a potential indicator of impairment and therefore would require us to conduct an impairment assessment. We expect to complete our revised LOM plans in fourth quarter 2013 and will make the assessment at that time.

BARRICK SECOND QUARTER 2013	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B  Debt

	As at June 30, 2013	As at December 31, 2012 (restated)

1.75%/2.9%/4.4%/5.7% notes[1]	$ 3,973	$ 3,971
3.85%/5.25% notes	1,982	1,981
4.875%/5.80%	744	744
5.75%/6.35% notes	990	990
Other fixed rate notes[2]	3,209	3,208
Project financing	896	890
Capital leases	193	185
Other debt obligations	754	774
Credit facility expiring in 2013	-	1,200
2.5%/4.10%/5.75% notes[3]	2,972	-
ABG credit facility[4]	80	-
	$ 15,793	$ 13,943
Less: current portion	(1,370)	(1,848)

	$ 14,423	$ 12,095

[1]

Consists of $4.0 billion through our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF Notes”), of which $700 million that matures in 2014, $1.1 billion that matures in 2016, $1.35 billion that matures in 2021 and $850 million that matures in 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[2]

Consists of $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), of which $850 million that matures in 2039 and $400 million that matures in 2020. We provide an unconditional and irrevocable guarantee of all BPDAF debt and generally provide such guarantees on all BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations. Also consists of $750 million in notes that matures in 2019, $500 million in notes that mature in 2013, $500 million in notes that mature in 2018 and $250 million in notes that mature in 2038.

[3]

Consists of $3.0 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $650 million of 2.50% notes due 2018 (the “2018 Notes”) and $1.5 billion of 4.10% notes due 2023 (the “2023 Notes”) of Barrick as well as $850 million of 5.75% notes due 2043 (the “2043 Notes”) of BNAF. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[4]	Consists of an export credit backed term loan facility for the amount of $142 million of which $80 million was drawn in first half of 2013 by ABG.

BARRICK SECOND QUARTER 2013	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C  Derivative Instruments at June 30, 2013

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - float swap positions	$ 21	$ 49	$ 41	$ 111	$ 111	$ -	$ -	$ 2
Total receive - fixed swap positions	100	100	-	200	-	200	-	4
Currency contracts
A$:US$ contracts (A$ millions)	455	1,125	240	1,820	1,820	-	-	(87)
C$:US$ contracts (C$ millions)	287	138	-	425	415	-	10	(7)
CLP:US$ contracts (CLP millions)[1]	30,000	108,000	-	138,000	78,000	-	60,000	(1)
ZAR:US$ contracts (ZAR millions)	1,010	259	-	1,269	266	-	1,003	(8)

Commodity contracts
Copper collar sell contracts (millions of pounds)	142	-	-	142	142	-	-	74
Copper sold forward contracts
(millions of pounds)	5	-	-	5	-	-	5	3
Diesel contracts (thousands of barrels)[2]	2,114	3,582	1,320	7,016	720	-	6,296	(4)
Electricity contracts (thousands of megawatt hours)	26	39	-	65	-	-	65	-
[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama and Cerro Casale projects and operating/administration costs at various South American locations.
[2]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Consolidated Balance Sheet Classification	Fair Value at June 30, 2013	Fair Value at December 31, 2012	Consolidated Balance Sheet Classification	Fair Value at June 30, 2013	Fair Value at December 31, 2012
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$7	$ 6	Other liabilities	$ 1	$ -
Currency contracts	Other assets	12	133	Other liabilities	108	-
Commodity contracts	Other assets	67	81	Other liabilities	3	11
Total derivatives classified as hedging instruments		$ 86	$ 220		$ 112	$ 11

Derivatives not designated as hedging instruments
Currency contracts	Other assets	$ 4	$ 48	Other liabilities	$ 11	$ 9
Commodity contracts	Other assets	40	39	Other liabilities	31	9
Total derivatives not designated as hedging instruments		$ 44	$ 87		$ 42	$ 18
Total derivatives		$ 130	$ 307		$ 154	$ 29

As of June 30, 2013, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $79 million), four hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 30%. We have 17 counterparties with which we are in a net

BARRICK SECOND QUARTER 2013	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

liability position, for a total net liability of $103 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges

	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At January 1, 2013	$ 10	$ -	$ 7	$ 456	$ 25	$ 26	$ (31)	$ 493
Effective portion of change in fair value of hedging instruments	54	80	(2)	(147)	(12)	(15)	2	(40)
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	(29)	(7)	(150)	(6)	(11)	1	(202)
Hedge ineffectiveness due to changes in original forecasted transaction	(21)	-	-	-	-	-	-	(21)
At June 30, 2013	$ 43	$ 51	$ (2)	$ 159	$ 7	$ -	$ (28)	$ 230
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D Gains (Losses) on Non-hedge Derivatives

	For the three months ended June 30		For the six months ended June 30
	2013	2012	2013	2012
Commodity contracts
Gold	$ -	$ 3	$ 1	$ 1
Silver	124	-	123	(8)
Copper	1	(1)	5	(20)
Fuel	(12)	(51)	(6)	-
Currency contracts	(19)	(7)	(2)	60
Interest rate contracts	-	-	-	-
	$94	$ (56)	$ 121	$ 33

Gains (losses) attributable to silver option collar hedges[1]	(52)	56	(32)	5
Gains (losses) attributable to copper option collar hedges[1]	(18)	(30)	(21)	(37)
Gains (losses) attributable to currency option collar hedges[1]	(11)	(4)	(13)	(1)
	$ (81)	$22	$ (66)	$ (33)
	$ 13	$ (34)	$ 55	$ -
[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

For the three months ended June 30, 2013, we unwound approximately 450 billion of CLP contracts and 65 million ounces of silver contracts for total proceeds of $239 million.

19 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK SECOND QUARTER 2013	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A  Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,422	$ -	$ -	$ 2,422
Available-for-sale securities	30	-	-	30
Derivatives	-	(24)	-	(24)
Receivables from provisional copper and gold sales	-	259	-	259
	$ 2,452	$ 235	$ -	$ 2,687

B  Fair Values of Financial Assets and Liabilities

	As at Jun. 30, 2013		As at Dec. 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 165	$ 165	$ 156	$ 156
Available-for-sale securities[1]	30	30	78	78
Derivative assets	130	130	307	307
	$ 325	$ 325	$ 541	$ 541
Financial liabilities
Debt[2]	15,793	14,812	13,943	15,502
Derivative liabilities	154	154	29	29
Other liabilities	367	367	323	323
	$ 16,314	$ 15,333	$ 14,295	$ 15,854
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C  Assets Measured at Fair Value on a Non-Recurring Basis

As at June 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other assets[1]			$ 288	$ 288

Property, plant and equipment[2]			3,696	3,696

Intangible assets[3]			65	65

Goodwill[4]			3,249	3,249
[1]	Other assets with a carrying amount of $367 million were written down to their recoverable amount of $288 million, which was included in earnings this period.
[2]	Property, plant and equipment with a carrying amount of $10,554 million were written down to their recoverable amount of $3,696 million, which was included in earnings this period.
[3]	Intangible assets with a carrying amount of $177 million were written down to their recoverable amount of $65 million, which was included in earnings this period.
[4]	Goodwill with a carrying amount of $5,513 million were written down to their recoverable amount of $3,249 million, which was included in earnings this period.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows

BARRICK SECOND QUARTER 2013	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment

The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable cash flows and as a result is classified within Level 3 of the fair value hierarchy.

20 > CAPITAL STOCK

A    Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,001,152,326 common shares); 10,000,000 First preferred shares Series A (issued 0); 10,000,000 Series B (issued 0); and 15,000,000 Second preferred shares Series A (issued 0). Our common shares have no par value.

B    Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

21 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total
At January 1, 2013 (restated)	$1,405	$747	$ 512	$2,664
Share of income (loss)	55	(184)	(3)	(132)
Cash contributed	28	-	4	32
Decrease in non- controlling interest[1]	-	(14)	-	(14)
At June 30, 2013	$1,488	$549	$ 513	$2,550
1	Represents dividends received from ABG and distribution payments to Tulawaka’s outside interest holder.

22 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 20 “Contingencies” to the Company’s interim consolidated financial statements for the three months ended March 31, 2013 (the “Q1 Interim Consolidated Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Q1 Interim Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 20 “Contingencies” to the Q1 Interim Consolidated Financial Statements.

A) Litigation and Claims Update

Shareholder Class Actions

On June 5, 2013, Lewis S. Clark and Patricia E. Clark, two purported shareholders of Barrick Gold Corporation, filed suit (the “First Complaint”) in the U.S. District Court for the Southern District of New York, on behalf of a putative class consisting of all persons and entities who purchased the common stock of the Company between May 7, 2009, and May 23, 2013. The First Complaint, which asserts claims against the Company and individual defendants Jamie Sokalsky, Ammar Al-Joundi, and Aaron Regent (the “Individual Defendants”), alleges that the defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project.

On June 14, 2013, a second, virtually identical complaint (the “Second Complaint”) was filed in the same venue by another purported shareholder, Clement Bernard. The Second Complaint asserts similar claims against the same defendants on behalf of the same putative class as the First Complaint.

It is expected that the First and Second Complaints, and any subsequent complaints that may be filed, will be consolidated into one action. The Company intends to vigorously defend any such action. No amounts have been accrued for any potential losses under this matter.

BARRICK SECOND QUARTER 2013	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Pascua-Lama – Constitutional Protection Action

On April 9, 2013, the Court of Appeals of Copiapo Chile granted the plaintiffs’ request for a preliminary injunction to suspend construction activities on the Chilean side of the Project, except for those activities deemed necessary for environmental protection, pending a ruling on the merits of the constitutional rights protection action filed in September 2012. On July 15, 2013, the Court issued its decision, ruling that CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, must complete the Project’s water management system in compliance with the environmental permit to the satisfaction of Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”) before resuming construction activities in Chile. On July 22, 2013, the plaintiffs appealed the Court’s decision to the Chilean Supreme Court. The Company intends to continue to vigorously defend this matter.

Pascua-Lama – Challenge to SMA Regulatory Sanction

In June 2013, a group of local farmers and indigenous communities challenged the resolution issued by the SMA in May 2013 (the “Resolution”) (see “Other Contingencies Update - Pascua-Lama - SMA Regulatory Sanction” below). The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. CMN will join as a party to this proceeding and will vigorously defend the Resolution. No amounts have been accrued for any potential losses under this matter.

Pascua-Lama – Environmental Damage Claim

The Company is aware of information indicating that, in June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. CMN has not yet been formally notified of the action. The Company intends to vigorously defend any such action. No amounts have been accrued for any potential losses under this matter.

Reko Diq Arbitration

Pakistan received an extension to file its opposition brief in the ICSID matter until September 2013. The ICSID tribunal is considering scheduling a merits hearing for mid-2014.

The ICC tribunal has scheduled hearing dates for June 2014, and is considering the scope of those hearings.

B)    Other Contingencies Update

Pascua-Lama – SMA Regulatory Sanction

In May 2013, CMN received a Resolution from the SMA that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system.

CMN paid the administrative fine in May 2013. In June 2013, CMN submitted a compliance plan to the Chilean regulatory authorities that contemplates completion of the Project’s water management system by the end of 2014, subject to regulatory approval of specific permit applications. Following completion of the water management system to the satisfaction of regulatory authorities, CMN expects to be in a position to resume remaining construction in Chile, including pre-stripping.

Pueblo Viejo

On May 8, 2013, the Dominican government and PVDC entered a non-binding memorandum of understanding that provided in general terms that the parties would attempt to finalize an agreement that would resulting in bringing forward payments to the government into the early years of the project but resulting in no more than a $1.5 billion impact on the modeled net present value of the project, assuming a $1,600 per ounce gold price, and that would impose an alternate minimum tax structure. Talks to finalize such an agreement continue in a constructive manner, but to-date the parties have not finalized the agreement. The overall impact of such an agreement on the profitability and operations of the mine cannot yet be ascertained beyond the general parameters outlined in the memorandum of understanding.

Jabal Sayid

The Company is progressing discussions with the Deputy Ministry for Mineral Resources (“DMMR”) to determine whether the change in indirect ownership of the project from Equinox Minerals Limited to Barrick Gold Corporation, as well as previous changes in ownership, required the prior consent of DMMR. If these discussions are not successful, the Company is evaluating alternatives such as further curtailing or suspending activities on site until a resolution is achieved.

BARRICK SECOND QUARTER 2013	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Canada    M5J 2S1

Tel: (416) 861-9911  Fax: (416) 861-0727

Toll-free throughout North America: 1-800-720-7415

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX - The New York Stock Exchange

    The Toronto Stock Exchange

INVESTOR CONTACT

Amy Schwalm

Vice President,

Investor Relations

Tel: (416) 307-7422

Email: aschwalm@barrick.com

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.,

as administrative agent

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 - 15 Avenue

Brooklyn, NY    11219

Tel: 1-800-387-0825

Toll-free throughout North America

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

MEDIA CONTACT

Andy Lloyd

Vice President,

Communications

Tel: (416) 307-7414

Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2013, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and, the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2013 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.